QUAINT OAK

BANCORP INC

A Financial Services Company

Annual Report

2022



2022

Fueling the Growth of Business

QUAINT OAK
BANCORP INC

Bank | Abstract | Insurance | Mortgage | Real Estate | Oakmont Capital Services | Oakmont Commercial

Quaint Oak Bancorp, Inc.

Fueling the Growth of Business

PRESIDENT'S LETTER TO SHAREHOLDERS

To Our Valued Shareholders:

On behalf of the Board of Directors, Senior Management and Team Members of the Quaint Oak Family of Companies, I am pleased to present our 2022 Annual Report to Shareholders.

As previously reported in our year-end earnings release:

- Our growth in assets was 43.0% at year-end when compared to the prior year-end of December 31, 2021.
- Our net income of $7.9 million for the year was an increase of 22.8% over the prior year earnings of 2021.
- Stockholders' equity increased 33.0%, or $12.2 million, over year-end December 31, 2021.
- Our asset performance continued to be positive with our non-performing assets as a percent of total assets at 0.25% at December 31, 2022. Additionally, our Texas Ratio calculation ended the year at 3.32%.

Looking forward:

We had previously announced our initiative to provide "Banking as a Service (BaaS)" to other banks in the form of correspondent banking services. The infrastructure and staffing requirements to launch this initiative are targeted for completion during the third quarter of this year. We anticipate that this endeavor will ultimately provide lower cost funding, generate non-interest income and provide additional core liquidity.

In support of these endeavors, we have continued to realign reporting channels and expand certain support elements including expanded staffing and external vendor support. We have, working remotely, had the opportunity to add staffing at all levels and now employ team members in 20 states.

Additionally, we had planned a capital initiative launch in the early part of 2022. I am pleased with the response we received and to report that the plan is currently 83% complete. In addition, to this successful action, we are reviewing certain items that may provide even more liquidity and potential reduction within our own balance sheet going forward. These strategies include a reduction in equipment loans held for sale and a realignment in certain of our subsidiary companies.

The Company has repurchased an additional 2,147 shares during the twelve months ended December 31, 2022. To date we have repurchased over 40% of the original shares issued in our initial public offering. As recently announced, the Company declared a quarterly cash dividend of $0.13 per share on the common stock of the Company payable on February 6, 2023, to the shareholders of record at the close of business on January 23, 2023. Additionally, as mentioned above, stockholders' equity increased year over year ending December 31, 2021, by over $12.2 million or 33.0%. As always, in conjunction with having maintained a strong repurchase plan, our current and continued business strategy includes long-term profitability and payment of dividends reflecting our strong commitment to shareholder value.

Robert T. Strong
President and Chief Executive Officer

Quaint Oak Family of Companies
Quaint Oak Bancorp, Inc.
Quaint Oak Bank
Quaint Oak Abstract, LLC I Quaint Oak Mortgage, LLC I Quaint Oak Real Estate, LLC
Quaint Oak Insurance Agency, LLC
Oakmont Capital Holdings, LLC I Oakmont Commercial, LLC

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TABLE OF CONTENTS

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Quaint Oak Bancorp, Inc. (the "Company") was formed in connection with Quaint Oak Bank's (the "Bank") conversion to a stock savings bank completed on July 3, 2007. The Company's results of operations are dependent primarily on the results of Quaint Oak Bank, a wholly owned subsidiary of the Company, along with the Bank's wholly owned subsidiaries. The Bank, a Pennsylvania-chartered stock savings bank, is headquartered in Southampton, Pennsylvania and conducts business through three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. At December 31, 2022, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. The mortgage company offers mortgage banking services in the Lehigh Valley, Delaware Valley and Philadelphia County region of Pennsylvania. The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley and Bucks County regions of Pennsylvania. These companies began operation in July 2009. In February 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC, located in Chalfont, Pennsylvania, began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC began operations in October 2021 and operates as a multi-state specialty commercial real estate financing company. Since January, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota.

Quaint Oak Bank's profitability depends, to a large extent, on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by provisions for loan losses, fee income and other non-interest income and non-interest expense. Non-interest expense principally consists of compensation, directors' fees and expenses, office occupancy and equipment expense, data processing expense, professional fees, advertising expense, FDIC deposit insurance assessment, and other expenses.

Quaint Oak Bank's business consists primarily of originating residential, multi-family and commercial real estate loans secured by property, commercial business loans, and to a lesser extent other consumer loans in its market area. At December 31, 2022, commercial real estate loans and commercial business loans comprise the largest percentage of Quaint Oak Bank's loan portfolio, before net items, at 52.9% and 25.2%, respectively. At December 31, 2022, commercial business loans include $213,000 of SBA PPP loans. Quaint Oak Bank's loans are primarily funded by certificates of deposit and money market accounts. At December 31, 2022, certificates of deposit amounted to 36.0% of total deposits compared to 40.2% of total deposits at December 31, 2021. At December 31, 2022, money market accounts amounted to 47.5% of total deposits compared to 44.9% of total deposits at December 31, 2021. At December 31, 2022, non-interest bearing checking accounts amounted to 16.2% of total deposits compared to 14.5% of total deposits at December 31, 2021. Management anticipates that certificates of deposit, money market accounts and business checking will be the primary sources of funding for Quaint Oak Bank's assets.

Our results of operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies and actions of regulatory authorities as well as other factors beyond our control. Future changes in applicable law, regulations or government policies may materially affect our financial condition and results of operations.

Forward-Looking Statements Are Subject to Change

This Annual Report contains certain forward-looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder). Forward-looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of the Company and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future

or conditional terms such as "will", "would", "should", "could", "may", "likely", "probably", or "possibly." Forward-looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumptions, many of which are difficult to predict and generally are beyond the control of and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows and real estate values; (2) the levels of non-interest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which the Company is or will be doing business, being less favorable than expected;(6) political and social unrest, including acts of war or terrorism; (7) the impact of the current outbreak of the novel coronavirus (COVID-19) or (8) legislation or changes in regulatory requirements adversely affecting the business in which the Company is or will be engaged. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Critical Accounting Policies

In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our financial statements. These policies are described in Note 2 of the notes to our financial statements. The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans receivable. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. For loans that are identified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for

loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment. Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company's policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

A loan is considered a troubled debt restructuring ("TDR") if the Company, for economic or legal reasons related to a debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan's stated maturity date at less than a current market rate of interest. Loans identified as TDRs are designated as impaired.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $750,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and net operating loss carryforwards and gives current recognition to changes in tax rates and laws. The realization of our deferred tax assets principally depends upon our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors. We may adjust our deferred tax asset balances if our judgments change.

Selected Consolidated Financial and Other Data

Set forth below is selected financial and other data of Quaint Oak Bancorp, Inc. You should read the financial statements and related notes contained in this Annual Report which provide more detailed information.

	At or For the Years Ended December 31,	
	2022	**2021**
	(Dollars in Thousands)	
Selected Financial and Other Data:		
Total assets..	$792,350	$554,115
Cash and cash equivalents	3,893	10,705
Investment in interest-earning time deposits.............................	3,833	7,924
Investment securities available for sale at fair value	2,970	4,033
Loans held for sale...	133,222	107,823
Loans receivable, net	621,864	403,966
Federal Home Loan Bank stock, at cost....................................	6,601	2,178
Premises and equipment, net..	2,775	2,653
Deposits	549,248	447,166
Federal Home Loan Bank borrowings .. …………………………	159,222	49,193
Subordinated debt……………………………………………	7,966	7,933
Total Quaint Oak Bank Stockholders' Equity	44,793	34,789
Noncontrolling Interest	4,289	2,120
Total Stockholders' Equity	49,082	36,909
Selected Operating Data:		
Total interest income…………...	$ 32,466	$ 24,995
Total interest expense ...………………………………………	8,777	4,375
Net interest income	23,689	20,620
Provision for loan losses	2,475	2,201
Net interest income after provision for loan losses	21,214	18,419
Total non-interest income	19,411	11,982
Total non-interest expense	27,260	21,087
Income before income taxes	13,365	9,314
Income taxes	3,054	2,492
Net income..	$ 10,311	$ 6,822
Net income attributable to noncontrolling interest....................	$ 2,448	$ 418
Net income attributable to Quaint Oak Bancorp, Inc.	$ 7,863	$ 6,404

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	At or For the Years Ended December 31,	
	2022	**2021**
Selected Operating Ratios (1):		
Average yield on interest-earning assets	4.88%	4.78%
Average rate on interest-bearing liabilities	1.58	1.03
Average interest rate spread(2)	3.30	3.75
Net interest margin(2)	3.56	3.93
Average interest-earning assets to average interest-bearing liabilities	119.85	123.99
Net interest income after provision for loan losses to non-interest expense	77.82	87.35
Total non-interest expense to average assets	3.98	3.89
Efficiency ratio(3)	63.25	69.36
Return on average assets	1.53	1.18
Return on average equity	26.92	20.68
Asset Quality Ratios(4):		
Non-performing loans as a percent of loans receivable, net(5)	0.32%	0.00%
Non-performing assets as a percent of total assets(5)	0.25	0.00
Non-performing assets and troubled debt restructurings as a percent of total assets	0.27	0.03
Allowance for loan losses as a percent of non-performing loans	386.01	n/m*
Allowance for loan losses as a percent of total loans receivable	1.22	1.29
Net charge-offs to average loans receivable	0.01	0.00
Capital Ratios(4):		
Tier 1 leverage ratio	7.07%	7.41%
Common Tier 1 capital ratio	7.41	9.45
Tier 1 risk-based capital ratio	7.41	9.45
Total risk-based capital ratio	8.49	10.69

_____

(1) With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans at December 31, 2022. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

n/m* Not meaningful

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

General. The Company's total assets at December 31, 2022 were $792.4 million, an increase of $238.3 million, or 43.0%, from $554.1 million at December 31, 2021. This growth in total assets was primarily due to a $217.9 million, or 53.9%, increase in loans receivable, net, and a $25.4 million, or 23.6%, increase in loans held for sale. The largest increases within the loan portfolio occurred in commercial real estate loans which increased $149.7 million, or 81.4%, commercial business loans which increased $29.5 million, or 22.7%, multi-family residential loans which increased $17.6 million, or 59.9%, construction loans which increased $13.1 million, or 82.7%, and one-to-four family owner occupied loans which increased $8.3 million, or 84.8%. Contributing to the increase in commercial real estate loans was the purchase of a $55.5 million loan portfolio by the Bank's wholly-owned subsidiary, Oakmont Commercial, LLC, in April, 2022.

Cash and Cash Equivalents. Cash and cash equivalents decreased $6.8 million, or 63.6%, from $10.7 million at December 31, 2021 to $3.9 million at December 31, 2022 as excess liquidity was used to fund loans.

Investment Securities Available for Sale. Investment securities available for sale decreased $1.1 million, or 26.4%, from $4.0 million at December 31, 2021 to $3.0 million at December 31, 2022 due primarily to the principal repayments on these securities during the year ended December 31, 2022.

Loans Held for Sale. Loans held for sale increased $25.4 million, or 23.6%, from $107.8 million at December 31, 2021 to $133.2 million at December 31, 2022 as the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $403.2 million in equipment loans held for sale and sold $343.9 million of equipment loans during the year ended December 31, 2022. Partially offsetting the increase in loans held for sale is $19.4 million of equipment loan amortization and prepayments. Additionally, the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, originated $118.4 million of one-to-four family residential loans during the year ended December 31, 2022 and sold $132.9 million of loans in the secondary market during this same period.

Loans Receivable, Net. Loans receivable, net, increased $217.9 million, or 53.9% funded primarily from deposits, excess liquidity and FHLB borrowings. Increases within the portfolio consisted of commercial real estate which increased $149.7 million, or 81.4%, commercial business loans which increased $29.5 million, or 22.7%, construction loans which increased $13.1 million, or 82.7%, multi-family residential loans which increased $17.6 million, or 59.9%, and one-to-four family owner occupied loans which increased $8.3 million, or 84.8%. The increases within the loan portfolio were partially offset by a decrease in other consumer loans which decreased $10,000, or 83.3%. The Company continues its strategy of diversifying its loan portfolio with higher yielding and shorter-term loan products and selling substantially all of its newly originated one-to-four family owner-occupied loans into the secondary market.

Federal Home Loan Bank Stock. Federal Home Loan Bank stock increased $4.4 million, or 203.1%, from $2.2 million at December 31, 2021 to $6.6 million at December 31, 2022 as the Bank increased its level of FHLB borrowings.

Bank-Owned Life Insurance. The Company purchased $3.5 million in bank-owned life insurance (BOLI) as a mechanism for funding various employee benefit costs. The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The cash surrender value of the insurance policies amounted to $4.2 million and $4.1 million at December 31, 2022 and 2021, respectively.

Premises and Equipment, Net. Premises and equipment, net, increased $122,000, or 4.62%, to $2.8 million at December 31, 2022 from $2.7 million at December 31, 2021. The increase was due primarily to technology upgrades.

Goodwill and Other Intangible, Net. Goodwill is related to the recognition of $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC in January 2021. Goodwill and other intangible assets, net of accumulated amortization, is also related to the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million, a portion of which is being amortized. The balance of other intangible asset at December 31, 2022 was $174,000, net of accumulated amortization of $311,000.

Prepaid Expenses and Other Assets. Prepaid expenses and other assets increased $2.0 million, or 41.9%, to $6.8 million at December 31, 2022 from $4.8 million at December 31, 2021, due primarily to an $856,000 net increase in the right-of-use asset driven by the capitalization of leases for Oakmont in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). Also contributing to the increase is a $543,000 increase in other assets and a $234,000 increase in the net deferred tax asset.

Deposits. Total deposits increased $102.1 million, or 22.8%, to $549.3 million at December 31, 2022 from $447.2 million at December 31, 2021. This increase in deposits was primarily attributable to an increase of $60.3 million, or 30.0%, in money market accounts, an increase of $24.0 million, or 37.1%, in non-interest bearing checking accounts, and an increase of $18.0 million, or 10.0%, in certificates of deposit. The increase in total deposits was partially offset by a $241,000, or 13.1%, decrease in savings accounts. The increase in money market accounts was primarily due to a $150.0 million deposit in May, 2022 through a deposit placement agreement with a third party bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Borrowings. Total Federal Home Loan Bank (FHLB) borrowings increased $110.0 million, or 223.7%, to $159.2 million at December 31, 2022 from $49.2 million at December 31, 2021. During the year ended December 31, 2022, the Company borrowed $197.5 million of FHLB short-term borrowings and $80.0 million of FHLB long-term borrowings and paid down $131.3 million of FHLB short-term borrowings and $36.2 million of FHLB long-term borrowings. Federal Reserve Bank (FRB) borrowings increased $3.1 million, or 79.7%, to $7.0 million at December 31, 2022 from $3.9 million at December 31, 2021 as the Company paid off $3.9 million of first round PPP loans pledged as collateral under the FRB's Paycheck Protection Program Liquidity Facility (PPPLF) and borrowed $7.0 million from the FRB discount window. The Company did not utilize the FRB's PPPLF to fund second round PPP loans. Other borrowings increased to $5.5 million at December 31, 2022 from none at December 31, 2021.

Subordinated Debt. On December 27, 2018, the Company issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption. The balance of subordinated debt, net of unamortized debt issuance costs, was $8.0 million at December 31, 2022 and $7.9 million at December 31, 2021.

Accrued Expenses and Other Liabilities. Accrued expenses and other liabilities increased $3.6 million, or 59.8%, to $9.6 million at December 31, 2022 from $6.0 million at December 31, 2021, due primarily to a $939,000, or 32.5%, increase in lease liability driven by the capitalization of leases for Oakmont in accordance with the Financial Accounting Standards Board accounting standard ASU 2016-02, Leases (Topic 842). Also contributing to the increase in accrued expenses and other liabilities is a $341,000 increase in the net tax liability and a $224,000 increase in accrued bonus expense. In addition, accrued expenses and other liabilities increased as a result of Oakmont's results for the year ended December 31, 2022. The remainder of the increase is attributable to an increase in other expense accruals.

Stockholders' Equity. Total stockholders' equity increased $12.2 million, or 33.0%, to $49.1 million at December 31, 2022 from $36.9 million at December 31, 2021. Contributing to the increase was net income for the year ended December 31, 2022 of $7.9 million, net income attributable to noncontrolling interest of $2.4 million, issuance of treasury stock for capital raise of $2.4 million, common stock earned by participants in the employee stock ownership plan of $343,000, the reissuance of treasury stock for exercised stock options of $261,000, amortization of stock awards and options under our stock compensation plans of $168,000, and the reissuance of treasury stock under the Bank's 401(k) Plan of $100,000. These increases were partially offset by dividends paid of $1.0 million, noncontrolling interest distribution of $279,000, the purchase of treasury stock of $49,000, and other comprehensive loss, net of $47,000.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

General. Net income amounted to $7.9 million for the year ended December 31, 2022 compared to $6.4 million for the year ended December 31, 2021, an increase of $1.5 million, or 22.8%. The increase in net income on a comparative year-end basis was primarily the result of an increase in non-interest income of $7.4 million, and an increase in net interest income of $3.1 million, partially offset by an increase in non-interest expense of $6.2 million, an increase in net income attributable to noncontrolling interest of $2.0 million, an increase in the provision for income taxes of $562,000, and an increase in the provision for loan losses of $274,000.

Net Interest Income. Net interest income increased $3.1 million, or 14.9%, to $23.7 million for the year ended December 31, 2022 from $20.6 million for the year ended December 31, 2021. The increase in net interest income was driven by a $7.5 million, or 29.8%, increase in interest income, partially offset by a $4.4 million, or 100.6%, increase in interest expense.

Interest Income. Interest income increased $7.5 million, or 29.8%, to $32.5 million for the year ended December 31, 2022 from $25.0 million for the year ended December 31, 2021. The increase in interest income was primarily due to a $142.3 million increase in average loans receivable, net, including loans held for sale, which

increased from an average balance of $483.7 million for the year ended December 31, 2021 to an average balance of $626.0 million for the year ended December 31, 2022, and had the effect of increasing interest income $7.2 million. Also contributing to the increase in interest income was a 108 basis point increase in the yield on average due from banks – interest earning, which increased from 0.12% for the year ended December 31, 2021 to 1.20% for the year ended December 31, 2022, and had the effect of increasing interest income $258,000. Contributing to the increase in average balance of loans receivable, net was the purchase of a $55.5 million commercial real estate loan portfolio by the Bank's wholly-owned subsidiary, Oakmont Commercial, LLC, in April, 2022.

   Interest Expense. Interest expense increased $4.4 million, or 100.6%, to $8.8 million for the year ended December 31, 2022 from $4.4 million for the year ended December 31, 2021. The increase in interest expense was primarily attributable to a 91 basis point increase in the rate on average money market accounts, which increased from 0.60% for the year ended December 31, 2021 to 1.51% for the year ended December 31, 2022, and had the effect of increasing interest expense by $2.4 million. Also contributing to the increase in interest expense was an $85.8 million increase in average money market accounts which increased from an average balance of $174.1 million for the year ended December 31, 2021 to an average balance of $259.9 million for the year ended December 31, 2022, and had the effect of increasing interest expense by $515,000. The increase in money market average balance was impacted by a $150.0 million deposit in May, 2022 through a deposit placement agreement with a third party bank. Also contributing to the increase in interest expense is a $40.2 million increase in average FHLB long-term borrowings which increased from $25.6 million for the year ended December 31, 2021 to $65.8 million for the year ended December 31, 2022, and had the effect of increasing interest expense by $810,000. Also contributing to the increase in interest expense is a 204 basis point increase in the rate on FHLB short-term borrowings, which increased from 0.30% for the year ended December 31, 2021 to 2.34% for the year ended December 31, 2022 and had the effect of increasing interest expense by $643,000. The average interest rate spread decreased from 3.75% for the year ended December 31, 2021 to 3.30% for the year ended December 31, 2022, while the net interest margin decreased from 3.93% for the year ended December 31, 2021 to 3.56% for the year ended December 31, 2022.

   Average Balances, Net Interest Income, Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on daily balances.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	Year Ended December 31,					
	2022			**2021**		
	Average Balance	**Interest**	**Average Yield/ Rate**	**Average Balance**	**Interest**	**Average Yield/ Rate**
	(Dollars in thousands)					
Interest-earning assets:						
Due from banks, interest-bearing	$24,759	$ 298	1.20%	$25,076	$ 30	0.12%
Investment in interest-earning time deposits	6,802	128	1.88	8,090	197	2.43
Investment securities available for sale	3,519	63	1.79	5,966	99	1.66
Loans receivable, net (1) (2)	626,041	31,781	5.08	483,733	24,592	5.10
Investment in FHLB stock	4,204	196	4.66	1,652	77	4.67
Total interest-earning assets	665,325	32,466	4.88%	524,517	24,995	4.78%
Non-interest-earning assets	20,078			17,815		
Total assets	$685,403			542,332		
Interest-bearing liabilities:						
Savings accounts	$1,673	$3	0.18%	$1,666	$3	0.18%
Money market accounts	259,886	3,924	1.51	174,126	1,048	0.60
Certificate of deposit accounts	185,202	2,116	1.14	178,721	2,012	1.13
Total deposits	446,761	6,043	1.35	354,513	3,063	0.86
FHLB short-term borrowings	31,505	737	2.34	10,405	31	0.30
FHLB long-term borrowings	65,755	1,355	2.06	25,648	518	2.02
FRB borrowings	1,556	15	0.97	23,266	81	0.35
Other short-term borrowings	1,601	107	6.68	1,300	162	12.46
Subordinated debt	7,949	520	6.54	7,915	520	6.57
Total interest-bearing liabilities	555,127	8,777	1.58%	423,047	4,375	1.03%
Non-interest-bearing liabilities	91,335			88,315		
Total liabilities	646,462			511,362		
Stockholders' Equity	38,941			30,970		
Total liabilities and Stockholders' Equity	$685,403			$542,332		
Net interest-earning assets	$110,198			$101,470		
Net interest income; average interest rate spread		$ 23,689	3.30%		$ 20,620	3.75%
Net interest margin (3)			3.56%			3.93%
Average interest-earning assets to average interest-bearing liabilities			119.85%			123.99%

_____

(1) Includes loans held for sale.
(2) Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(3) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, (2) changes in volume, which is the change in volume multiplied by prior year rate, and (3) changes in rate/volume, which is the change in rate multiplied by the change in volume.

| | 2022 vs. 2021 | | | | 2021 vs. 2020 | | | |
| | Increase (Decrease) Due to | | | Total | Increase (Decrease) Due to | | | Total |
	Rate	Volume	Rate/ Volume	Increase (Decrease)	Rate	Volume	Rate/ Volume	Increase (Decrease)
				(In Thousands)				
Interest income:								
Due from banks, interest-bearing	$ 272	$ -	$ (4)	$ 268	$ (52)	$ 32	$ (23)	$ (43)
Investment in interest-earning time deposits	(45)	(31)	7	(69)	(6)	(42)	1	(47)
Investment securities available for sale	7	(41)	(2)	(36)	(105)	(95)	38	(162)
Loans receivable, net (1) (2)	(35)	7,235	(11)	7,189	1,229	7,145	561	8,935
Investment in FHLB stock	-	119	-	119	(22)	14	(3)	(11)
Total interest-earning assets	199	7,282	(10)	7,471	1,044	7,054	574	8,672
Interest expense:								
Savings accounts	--	--	--	--	--	--	--	--
Money market accounts	1,583	516	779	2,878	(108)	1,051	(289)	654
Certificate of deposit accounts	29	72	1	102	(1,619)	(326)	138	(1,807)
Total deposits	1,612	588	780	2,980	(1,727)	725	(151)	(1,153)
FHLB short-term borrowings	212	63	431	706	(27)	80	(59)	(6)
FHLB long-term borrowings	10	810	17	837	(22)	(70)	3	(89)
FRB long-term borrowings	145	(75)	(136)	(66)	(2)	(26)	1	(27)
Subordinated debt	(2)	2	--	--	(2)	2	--	--
Other short-term borrowings	(76)	38	(17)	(55)	--	--	162	162
Total interest-bearing liabilities	1,901	1,426	1,075	4,402	(1,780)	711	(44)	(1,113)
Increase (decrease) in net interest income	$(1,702)	$5,856	$(1,085)	$ 3,069	$2,824	$ 6,343	$618	$ 9,785

_____
(1)   Includes loans held for sale.
(2)   Includes non-accrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

Provision for Loan Losses. The Company increased its provision for loan losses by $274,000, or 12.4%, from $2.2 million for the year ended December 31, 2021 to $2.5 million for the year ended December 31, 2022, based on an evaluation of the allowance relative to such factors as volume of the loan portfolio, concentrations of credit risk, prevailing economic conditions, prior loan loss experience and amount of non-performing loans at December 31, 2022.

Non-performing loans at December 31, 2022 amounted to $2.0 million, or 0.32%, of net loans receivable at December 31, 2022, consisting of six loans, three of which are on non-accrual status and three of which are 90 days or more past due and accruing interest. Comparably, non-performing loans amounted to $9,000 at December 31, 2021, consisting of one one-to-four family residential non-owner occupied loan. The non-performing loans at December 31, 2022 consisted of one multi-family residential, and one commercial real estate loan, and four commercial business loans and are generally well-collateralized or adequately reserved for. The allowance for loan losses as a percent of total loans receivable, net was 1.22% at December 31, 2022 and 1.29% at December 31, 2021. There was no other real estate owned (OREO) at December 31, 2022, or December 31, 2021. Non-performing assets amounted to $2.0 million, or 0.25% of total assets at December 31, 2022 compared to $9,000 at December 31, 2021.

Non-Interest Income. Non-interest income increased $7.4 million, or 62.0%, from $12.0 million for the year ended December 31, 2021 to $19.4 million for the year ended December 31, 2022. The increase was primarily attributable to a $5.6 million, or 81.7%, increase in net gain on loans held for sale, a $1.7 million, or 1,153.7%, increase in loan servicing income, a $604,000, or 24.2%, increase in mortgage banking, equipment lending, and title abstract fees, a $395,000, or 154.9%, increase in other fees and service charges, a $128,000, or 75.3%, increase in

real estate commissions, net, and an $84,000, or 16.5%, increase in insurance commissions. The increase in net gain on loans held for sale was primarily due to the sale of $363.4 million of equipment loans during the year ended December 31, 2022. These increases were partially offset by an $837,000, or 73.0%, decrease in gain on sale of SBA loans, and a $362,000, or 100.0%, decrease in gain on sale of investment securities available for sale.

Non-Interest Expense. Non-interest expense increased $6.2 million, or 29.3%, from $21.1 million for the year ended December 31, 2021 to $27.3 million for the year ended December 31, 2022. Salaries and employee benefits expense accounted for $4.6 million of the change as this expense increased 29.6%, from $15.5 million for the year ended December 31, 2021 to $20.1 million for the year ended December 31, 2022 due to expanding and improving the level of staff at the Bank and its subsidiary companies, including Oakmont. The number of full time employees at the Bank and its subsidiary companies, excluding Oakmont increased from 114 at December 31, 2021 to 129 as of December 31, 2022. The number of full-time employees at Oakmont increased from 45 at December 31, 2021 to 63 at December 31, 2022. Other expense accounted for $835,000 of the change as this expense increased 60.3%, from $1.4 million for the year ended December 31, 2021 to $2.2 million for the year ended December 31, 2022. FDIC deposit insurance assessment increased $327,000, from $331,000 for the year ended December 31, 2021 to $658,000 for the year ended December 31, 2022. Occupancy and equipment expense accounted for $283,000 of the change as this expense increased 17.5%, from $1.6 million for the year ended December 31, 2021 to $1.9 million for the year ended December 31, 2022. Advertising expense increased $217,000, or 61.8%, from $351,000 for the year ended December 31, 2021 to $568,000 for the year ended December 31, 2022. Professional fees accounted for $89,000 of the change as this expense increased 13.5%, from $659,000 for the year ended December 31, 2021 to $748,000 for the year ended December 31, 2022, due primarily to increased audit and compliance costs. Directors' fees and expenses accounted for $34,000 of the change as this expense increased 13.5%, from $252,000 for the year ended December 2021 to $286,000 for the year ended December 31, 2022. Partially offsetting these increases was data processing costs which accounted for a $211,000 decrease, as this expense decreased 23.4%, from $901,000 for the year ended December 31, 2021 to $690,000 for the year ended December 31, 2022. The decrease in data processing costs was directly related to the decrease in loan production at Quaint Oak Mortgage, LLC.

Provision for Income Tax. The provision for income tax increased $562,000, or 22.6%, from $2.5 million for the year ended December 31, 2021 to $3.1 million for the year ended December 31, 2022 due primarily to an increase in pre-tax income for the year ended December 31, 2022.

Operating Segments

The Company's operations consist of two reportable operating segments: Banking and Oakmont Capital Holdings, LLC. Our Banking Segment generates revenues primarily from its lending, deposit gathering and fee business activities. The Oakmont Capital Holdings, LLC Segment originates equipment loans which are generally sold to third party institutions with the loans' servicing rights retained. The profitability of this segment's operations depends primarily on the gains realized from the sale of loans, processing fees, and service fees. The Oakmont Capital Holdings, LLC Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of commercial customers. Detailed segment information appears in Note 20 in the Notes to Consolidated Financial Statements.

Our Banking Segment reported a pre-tax segment profit ("PTSP") for the year ended December 31, 2022 of $8.4 million, a $93,000, or 1.1%, decrease from the year ended December 31, 2021. This decrease in PTSP was due to a $3.1 million, or 19.4%, increase in non-interest expense, a $1.8 million decrease in non-interest income and a $274,000 increase in the provision for loan losses, partially offset by a $4.8 million increase in net interest income. The increase in non-interest expense was due primarily to a $2.6 million, or 23.7%, increase in salaries and employee benefits expense, a $327,000, or 98.8%, increase in FDIC deposit insurance assessment, a $157,000, or 30.7%, increase in professional fees, a $65,000, or 5.3%, increase in other expense, a $37,000, or 3.0%, increase in occupancy and equipment, and a $25,000, or 15.5%, increase in advertising expense, partially offset by a $211,000, or 23.4%, decrease in data processing expense. The decrease in non-interest income was primarily due to an $837,000, or 73.0%, decrease in gain on the sale of SBA loans, a $653,000, or 46.3%, decrease in mortgage banking and title abstract fees, a $362,000, or 100.0%, decrease in gain on sale of investment securities available for sale, a

$214,000, or 6.1%, decrease in net gain on loans held for sale, and a $136,000, or 91.3%, decrease in loan servicing income, partially offset by a $131,000, or 65.8%, increase in other fees and service charges, a $128,000, or 75.3% increase in real estate sales commissions, net, and a $73,000, or 100.0%, increase in the loss on sales and write-downs of other real estate owned.

Our Oakmont Capital Holdings, LLC Segment reported a PTSP for the year ended December 31, 2022 of $5.0 million, a $4.1 million, or 486.4%, increase from the year ended December 31, 2021. The increase in PTSP was primarily due to a $9.2 million, or 123.8%, increase in non-interest income, partially offset by a $3.1, or 59.0%, increase in non-interest expense. The increase in non-interest income was primarily due to a $5.8 million, or 171.7%, increase in net gain on loans held for sale, and a $1.3 million, or 115.4%, increase in equipment lending fees. The increase in non-interest expense was primarily due to a $2.0 million, or 44.8%, increase in salaries and employee benefits expense, a $770,000, or 484.3%, increase in other expense, a $246,000, or 64.1%, increase in occupancy and equipment expense, and a $192,000 increase in advertising expense.

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. The Company's interest-earning assets consist primarily of loans collateralized by real estate which have longer maturities than our liabilities, consisting primarily of certificates of deposit, money market accounts and to a lesser extent borrowings. Consequently, the Company's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. At December 31, 2022 and 2021, certificates of deposit amounted to $198.0 million and $179.9 million, respectively, or 36.0% and 32.5%, respectively, of total assets at such dates.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our current interest rate risk management policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%. This policy was adopted by our management and Board of Directors based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Company. If our one-year gap position approaches or exceeds the 20% policy limit, management will obtain simulation results in order to determine what steps might appropriately be taken, in order to maintain our one-year gap in accordance with the policy. Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy. Our one-year cumulative gap was a positive 3.7% at December 31, 2022, compared to a positive 2.6% at December 31, 2021.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2022, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2022, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization

and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. The Company's annual historical prepayment rates are applied to loans. Money market and savings accounts are both assumed to have annual rates of withdrawal, or "decay rates," of 40%.

	3 Months or Less	More than 3 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
			(Dollars In Thousands)			
Interest-earning assets (1):						
Due from banks, interest-bearing	$ 3,472	$ --	$ --	$ --	$ --	$ 3,472
Investment in interest-earning time deposits	1,790	750	1,000	293	--	3,833
Investment securities available for sale	2,970	--	--	--	--	2,970
Loans held for sale	133,222	--	--	--	--	133,222
Loans receivable (2)	212,832	33,524	210,469	104,576	67,785	629,186
Investment in Federal Home Loan Bank stock	--	--	--	--	6,601	6,601
Total interest-earning assets	$354,286	$34,274	$211,469	$104,869	$74,386	$779,284
Interest-bearing liabilities:						
Savings accounts	$ 319	$ 319	$ 639	$ 160	$ 160	1,597
Money market accounts	52,194	52,194	104,389	26,097	26,098	260,972
Certificate accounts	20,868	70,438	78,454	28,191	--	197,951
FHLB borrowings	113,200	37,000	9,022	--	--	159,222
FRB borrowings	7,000	--	--	--	--	7,000
Other short-term borrowings	--	5,489	--	--	--	5,489
Subordinated debt	--	--	--	--	7,966	7,966
Total interest-bearing liabilities	$193,581	$165,440	$192,504	$54,448	$34,224	$640,197
Interest-earning assets less interest-bearing liabilities	$160,705	$(131,166)	$18,965	$50,421	$40,162	
Cumulative interest-rate sensitivity gap (3)	$160,705	$29,539	$48,504	$98,925	$139,087	
Cumulative interest-rate gap as a percentage of total assets at December 31, 2022	20.3%	3.7%	6.1%	12.5%	17.6%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2022	183.0%	108.2%	108.8%	116.3%	121.7%	

_____

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses and deferred loan fees.

(3) Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

       Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. The Company's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, the Company would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, the Company intends to continue to originate more variable rate loans and increase core deposits. The Company also intends to place a greater emphasis on shorter-term home equity loans and commercial business loans.

Liquidity and Capital Resources

       The Company's primary sources of funds are deposits, amortization and prepayment of loans and to a lesser extent, loan sales and other funds provided from operations. While scheduled principal and interest payments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company sets the interest rates on its deposits to

maintain a desired level of total deposits. In addition, the Company invests excess funds in short-term interest-earning assets that provide additional liquidity. At December 31, 2022, the Company's cash and cash equivalents amounted to $3.9 million. At such date, the Company also had $2.5 million invested in interest-earning time deposits maturing in one year or less.

The Company uses its liquidity to fund existing and future loan commitments, to fund deposit outflows, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2022, Quaint Oak Bank had outstanding commitments to originate loans of $36.1 million, commitments under unused lines of credit of $52.2 million, and $2.6 million under standby letters of credit.

At December 31, 2022, certificates of deposit scheduled to mature in one year or less totaled $91.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case.

In addition to cash flow from loan payments and prepayments and deposits, the Company has significant borrowing capacity available to fund liquidity needs. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Pittsburgh (FHLB), which provide an additional source of funds. As of December 31, 2022, we had $159.2 million of borrowings from the FHLB and had $353.4 million in borrowing capacity. Under terms of the collateral agreement with the FHLB of Pittsburgh, we pledge residential mortgage loans as well as Quaint Oak Bank's FHLB stock as collateral for such advances. In addition, as of December 31, 2022 Quaint Oak Bank had $8.1 million in borrowing capacity with the Federal Reserve Bank of Philadelphia. Quaint Oak Bank borrowed $7.0 million from the FRB discount window as of December 31, 2022.

As of December 31, 2022, there was $5.5 million of other short-term borrowings representing balances on two lines of credit that Oakmont Capital Holdings, LLC has with a credit union. Borrowing capacity on the two lines of credit total $15.0 million at December 31, 2022.

Total stockholders' equity increased $12.2 million, or 33.0%, to $49.1 million at December 31, 2022 from $36.9 million at December 31, 2021. Contributing to the increase was net income for the year ended December 31, 2022 of $7.9 million, net income attributable to noncontrolling interest of $2.4 million, issuance of treasury stock for capital raise of $2.4 million, common stock earned by participants in the employee stock ownership plan of $343,000, the reissuance of treasury stock for exercised stock options of $261,000, amortization of stock awards and options under our stock compensation plans of $168,000, and the reissuance of treasury stock under the Bank's 401(k) Plan of $100,000. These increases were partially offset by dividends paid of $1.0 million, noncontrolling interest distribution of $279,000, the purchase of treasury stock of $49,000, and other comprehensive loss, net of $47,000.For further discussion of the stock compensation plans, see Note 14 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, common equity tier 1 capital, tier 1 risk-based and total risk-based capital ratios of at least 4.00%, 4.50%, 6.00%, and 8.00%, respectively. At December 31, 2022, Quaint Oak Bank exceeded each of its capital requirements with ratios of 7.07%, 7.41%, 7.41% and 8.49%, respectively. As a small savings and loan holding company, the Company is not currently subject to any regulatory capital requirements. For further discussion of the Bank's regulatory capital requirements, see Note 18 in the Notes to Consolidated Financial Statements contained elsewhere herein.

Quaint Oak Bancorp, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. Our exposure to credit loss from non-performance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. In general, we do not require collateral or other security to support financial instruments with off–balance sheet credit risk.

Commitments. At December 31, 2022, we had unfunded commitments under lines of credit of $49.9 million, $36.1 million of commitments to originate loans, and $2.6 million under standby letters of credit. We had no commitments to advance additional amounts pursuant to outstanding lines of credit or undisbursed construction loans.

Contractual Cash Obligations

The following table summarizes our contractual cash obligations at December 31, 2022. The balances in the table do not reflect interest due on these obligations.

		Payments Due By Period			
	Total	**To 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
		(In Thousands)			
Operating leases	$ 1,479	$ 236	446	$ 291	$ 506
Certificates of deposit	197,951	91,306	87,662	18,983	-
FHLB borrowings	159,222	150,200	9,022	-	-
FRB borrowings	7,000	7,000	-	-	-
Total contractual obligations	$365,652	$248,742	$97,130	$19,274	$506

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Quaint Oak Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaint Oak Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2022 and 2021; the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

PITTSBURGH, PA	PHILADELPHIA, PA	WHEELING, WV	STEUBENVILLE, OH
2009 Mackenzie Way • Suite 340	2100 Renaissance Blvd. • Suite 110	980 National Road	511 N. Fourth Street
Cranberry Township, PA 16066	King of Prussia, PA 19406	Wheeling, WV 26003	Steubenville, OH 43952
(724) 934-0344	(610) 278-9800	(304) 233-5030	(304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia

Quaint Oak Bancorp, Inc.



Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company's loan portfolio totaled $629.5 million as of December 31, 2022, and the associated ALL was $7.7 million. As discussed in Note 7 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in trends in delinquencies and non-accruals, trends in volume and terms of loans, credit concentrations, risk rating, collateral values, experience, ability and depth of lending staff and management, national and local economic trends and conditions, COVID-19 pandemic, quality of loan review system, and lending policies.

We identified these qualitative adjustments within the ALL as critical audit matters because they involve a high degree of subjectivity. In turn, auditing management's judgments regarding the qualitative factors applied in the ALL calculation involved a high degree of subjectivity.

How We Addressed the Matter in Our Audit

We gained an understanding of the Company's process for establishing the ALL, including the qualitative adjustments made to the ALL. We evaluated the design and tested the operating effectiveness of controls over the Company's ALL process, which included, among others, management's review and approval controls designed to assess the need and level of qualitative adjustments to the ALL, as well as the reliability of the data utilized to support management's assessment.

To test the qualitative adjustments, we evaluated the appropriateness of management's methodology and assessed whether all relevant risks were reflected in the ALL.

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management's estimate. For example, we compared the inputs and data to the Company's historical loan performance data, third-party macroeconomic data, and considered the existence of new or contrary information. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company's loan portfolio, and asset quality trends.

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management's risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

We have served as the Company's auditor since 2013.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 30, 2023

Quaint Oak Bancorp, Inc.

Consolidated Balance Sheets

	At December 31, 2022	At December 31, 2021
	(In thousands, except share data)	
Assets		
Due from banks, non-interest-bearing	$ 421	$ 854
Due from banks, interest-bearing	3,472	9,851
Cash and cash equivalents	3,893	10,705
Investment in interest-earning time deposits	3,833	7,924
Investment securities available for sale	2,970	4,033
Loans held for sale	133,222	107,823
Loans receivable, net of allowance for loan losses (2022 $7,678; 2021 $5,262)	621,864	403,966
Accrued interest receivable	3,462	3,139
Investment in Federal Home Loan Bank stock, at cost	6,601	2,178
Bank-owned life insurance	4,226	4,137
Premises and equipment, net	2,775	2,653
Goodwill	2,573	2,573
Other intangible, net of accumulated amortization	174	222
Prepaid expenses and other assets	6,757	4,762
Total Assets	**$792,350**	**$554,115**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest bearing	$ 88,728	$ 64,731
Interest-bearing	460,520	382,435
Total deposits	549,248	447,166
Federal Home Loan Bank short-term borrowings	93,200	26,000
Federal Home Loan Bank long-term borrowings	66,022	23,193
Federal Reserve Bank long-term borrowings	7,000	3,895
Other short-term borrowings	5,489	-
Subordinated debt	7,966	7,933
Accrued interest payable	584	174
Advances from borrowers for taxes and insurance	4,186	2,856
Accrued expenses and other liabilities	9,573	5,989
Total Liabilities	**743,268**	**517,206**
Stockholders' Equity		
Preferred stock – $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	--	--
Common stock – $0.01 par value; 9,000,000 shares authorized; 2,777,250 issued; 2,167,613 and 2,011,313 outstanding at December 31, 2022 and 2021, respectively	28	28
Additional paid-in capital	17,906	15,685
Treasury stock, at cost: 609,637 and 765,937 shares at December 31, 2022 and 2021, respectively	(3,992)	(4,977)
Accumulated other comprehensive (loss) income	(24)	23
Retained earnings	30,875	24,030
Total Quaint Oak Bancorp, Inc. Stockholders' Equity	**44,793**	**34,789**
Noncontrolling Interest	**4,289**	**2,120**
Total Stockholders' Equity	**49,082**	**36,909**
Total Liabilities and Stockholders' Equity	**$792,350**	**$554,115**

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

	Years Ended December 31,	
	2022	2021
	(In thousands, except share and per share data)	
Interest Income		
Interest on loans, including fees	$ 31,781	$ 24,592
Interest and dividends on investment securities, interest-bearing deposits with others, and Federal Home Loan Bank stock	685	403
Total Interest Income	32,466	24,995
Interest Expense		
Interest on deposits	6,043	3,063
Interest on Federal Home Loan Bank short-term borrowings	737	31
Interest on Federal Home Loan Bank long-term borrowings	1,355	518
Interest on Federal Reserve Bank borrowings	15	81
Interest on other short-term borrowings	107	162
Interest on subordinated debt	520	520
Total Interest Expense	8,777	4,375
Net Interest Income	23,689	20,620
Provision for Loan Losses	2,475	2,201
Net Interest Income after Provision for Loan Losses	21,214	18,419
Non-Interest Income		
Mortgage banking and title abstract fees	3,103	2,499
Real estate sales commissions, net	298	170
Insurance commissions	593	509
Other fees and services charges	650	255
Loan servicing income	1,868	149
Income from bank-owned life insurance	89	83
Net gain on loans held for sale	12,500	6,881
Gain on the sale of SBA loans	310	1,147
Gain on sale of investment securities available for sale	-	362
Loss on sales and write-downs of other real estate owned	-	(73)
Total Non-Interest Income, net	19,411	11,982
Non-Interest Expense		
Salaries and employee benefits	20,137	15,538
Directors' fees and expenses	286	252
Occupancy and equipment	1,904	1,621
Data processing	690	901
Professional fees	748	659
FDIC deposit insurance assessment	658	331
Advertising	568	351
Amortization of other intangible	49	49
Other	2,220	1,385
Total Non-Interest Expense	27,260	21,087
Income before Income Taxes	13,365	9,314
Income Taxes	3,054	2,492
Net Income	$ 10,311	$ 6,822
Net Income Attributable to Noncontrolling Interest	$ 2,448	$ 418
Net Income Attributable to Quaint Oak Bancorp, Inc.	$ 7,863	$ 6,404

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Income

Earnings per share – basic	**$ 3.85**	$ 3.21
Average shares outstanding - basic	**2,042,740**	1,995,468
Earnings per share - diluted	**$ 3.65**	$ 3.06
Average shares outstanding - diluted	**2,152,889**	2,093,108

Quaint Oak Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,	
	2022	**2021**
	(In Thousands)	
Net Income	**$10,311**	$6,822
Other Comprehensive Loss:		
Unrealized (losses) gains on investment securities available for sale	**(59)**	242
Income tax effect	**12**	(51)
Reclassification adjustment for gain on sale of investment securities included in net income	**-**	(362)
Income tax effect	**-**	76
Net other comprehensive loss	**(47)**	(95)
Total Comprehensive Income	**$10,264**	$6,727
Comprehensive Income Attributable to Noncontrolling Interest	**$2,448**	$418
Comprehensive Income Attributable to Quaint Oak Bancorp, Inc.	**$7,816**	$6,309

Quaint Oak Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock	Unallocated Common Stock Held by Benefit Plans	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Stockholders' Equity
BALANCE – DECEMBER 31, 2020	1,986,528	$28	$15,282	$(5,114)	$(51)	$118	$18,465	$-	$28,728
Common stock allocated by ESOP (10,821 shares)			134		51				185
Contribution of shares to ESOP from Treasury	4,000		56	24					80
Treasury stock purchased	(1,398)			(25)					(25)
Reissuance of treasury stock under 401(k) Plan	5,262		63	33					96
Reissuance of treasury stock under stock incentive plan	9,421		(58)	58					-
Reissuance of treasury stock for exercised stock options	7,500		40	47					87
Stock based compensation expense			168						168
Noncontrolling interest initial contribution								1,702	1,702
Cash dividends declared ($0.42 per share)							(839)		(839)
Net income							6,404	418	6,822
Other comprehensive loss, net						(95)			(95)
BALANCE – DECEMBER 31, 2021	2,011,313	$28	$15,685	$(4,977)	$-	$23	$24,030	$2,120	$36,909
Contribution of shares to ESOP from Treasury	16,000		244	99					343
Reissuance of treasury stock for capital raise	105,904		1,724	659					2,383
Treasury stock purchased	(2,147)			(49)					(49)
Reissuance of treasury stock under 401(k) Plan	4,420		73	27					100
Reissuance of treasury stock under stock incentive plan	9,123		(57)	57					--
Reissuance of treasury stock for exercised stock options	23,000		69	192					261
Stock based compensation expense			168						168
Net income attributable to noncontrolling interest								2,448	2,448
Cash dividends declared ($0.50 per share)							(1,018)		(1,018)
Noncontrolling interest distribution								(279)	(279)
Net income							7,863		7,863
Other comprehensive loss, net						(47)			(47)
BALANCE –DECEMBER 31, 2022	2,167,613	$28	$17,906	$(3,992)	$-	$(24)	$30,875	$4,289	$49,082

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2022	**2021**
	(In Thousands)	
Cash Flows from Operating Activities		
Net income	**$ 10,311**	$ 6,822
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for loan losses	**2,475**	2,201
Depreciation expense	**437**	344
Amortization of operating right-of-use assets	**325**	164
Amortization of subordinated debt issuance costs	**34**	34
Amortization of other intangible	**49**	49
Net amortization of securities premiums	**-**	6
Accretion of deferred loan fees and costs, net	**(1,944)**	(4,988)
Deferred income taxes	**(222)**	(336)
Stock-based compensation expense	**511**	433
Net realized loss on sale of foreclosed real estate	**-**	73
Gain on sale of investment securities available for sale	**-**	(362)
Net gain on loans held for sale	**(12,500)**	(6,881)
Loans held for sale-originations	**(521,710)**	(406,216)
Loans held for sale-proceeds	**508,811**	369,379
Gain on the sale of SBA loans	**(310)**	(1,147)
Increase in the cash surrender value of bank-owned life insurance	**(89)**	(83)
Changes in assets and liabilities which provided (used) cash:		
Accrued interest receivable	**(323)**	(85)
Prepaid expenses and other assets	**(2,085)**	1,603
Accrued interest payable	**410**	(262)
Accrued expenses and other liabilities	**3,582**	1,891
Net Cash Used in Operating Activities	**(12,238)**	(37,361)
Cash Flows from Investing Activities		
Purchase of interest-earning time deposits	**(2,133)**	(2,467)
Redemption of interest-earning time deposits	**6,224**	4,006
Principal repayments on investment securities available for sale	**1,004**	1,066
Proceeds from the sales of investment securities available for sale	**-**	5,862
Net increase in loans receivable	**(218,119)**	(42,536)
Purchase of Federal Home Loan Bank stock	**(10,980)**	(1,113)
Redemption of Federal Home Loan Bank stock	**6,557**	600
Proceeds from the sale of foreclosed real estate	**-**	563
Acquisition, net of cash acquired	**-**	1,259
Capitalized expenditures on other real estate owned	**-**	(350)
Purchase of premises and equipment	**(560)**	(619)
Net Cash Used in Investing Activities	**(218,007)**	(33,729)
Cash Flows from Financing Activities		
Net increase in demand deposits, money markets, and savings accounts	**84,041**	111,838
Net increase (decrease) in certificate accounts	**18,041**	(19,517)
Increase in advances from borrowers for taxes and insurance	**1,330**	370
Proceeds from Federal Home Loan Bank short-term borrowings	**198,500**	26,000
Repayment of Federal Home Loan Bank short-term borrowings	**(131,300)**	(10,000)
Proceeds from Federal Home Loan Bank long-term borrowings	**79,000**	-
Repayment of Federal Home Loan Bank long-term borrowings	**(36,171)**	(5,000)
Proceeds from Federal Reserve Bank borrowings	**60,200**	-
Repayment of Federal Reserve Bank borrowings	**(57,095)**	(44,239)
Proceeds from other short-term borrowings	**5,489**	-
Repayment of other short-term borrowings	**-**	(10,889)
Dividends paid	**(1,018)**	(839)
Noncontrolling interest capital distribution	**(279)**	-
Proceeds from issuance of treasury stock for capital raise	**2,383**	-
Purchase of treasury stock	**(49)**	(25)
Proceeds from the reissuance of treasury stock	**100**	96
Proceeds from the exercise of stock options	**261**	87
Net Cash Provided by Financing Activities	**223,433**	47,882
Net Decrease in Cash and Cash Equivalents	**(6,812)**	(23,208)
Cash and Cash Equivalents – Beginning of Year	**10,705**	33,913
Cash and Cash Equivalents – End of Year	**$ 3,893**	$ 10,705

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Consolidated Statements of Cash Flows

| | Years Ended December 31, | |
	2022	2021
Supplementary Disclosure of Cash Flow and Non-Cash Information:	(In Thousands)	
Cash payments for interest	$ 8,367	$ 4,563
Cash payments for income taxes	$ 2,900	$ 2,293
Initial recognition of operating lease right-of use assets	$ 1,050	$ 670
Initial recognition of operating lease obligations	$ 1,050	$ 670

See accompanying notes to consolidated financial statements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations

The consolidated financial statements include the accounts of Quaint Oak Bancorp, Inc., a Pennsylvania chartered corporation (the "Company" or "Quaint Oak Bancorp") and its wholly owned subsidiary, Quaint Oak Bank, a Pennsylvania chartered stock savings bank (the "Bank"), along with its wholly owned subsidiaries. At December 31, 2022, the Bank has six wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, QOB Properties, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, each a Pennsylvania limited liability company. The mortgage company offers mortgage banking in the Lehigh Valley, Delaware Valley and Philadelphia County regions of Pennsylvania. The real estate and abstract companies offer real estate sales and title abstract services, respectively, primarily in the Lehigh Valley region of Pennsylvania. These companies began operation in July 2009. In February, 2019, Quaint Oak Mortgage opened a mortgage banking office in Philadelphia, Pennsylvania. QOB Properties, LLC began operations in July 2012 and holds Bank properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Quaint Oak Insurance Agency, LLC began operations in August 2016 and provides a broad range of personal and commercial insurance coverage solutions. Oakmont Commercial, LLC was formed in October 2021 and operates as a multi-state specialty commercial real estate financing company. As of January 4, 2021, the Bank holds a majority equity position in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. All significant intercompany balances and transactions have been eliminated.

The Bank is subject to regulation by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation. Pursuant to the Bank's election under Section 10(l) of the Home Owners' Loan Act, the Company is a savings and loan holding company regulated by the Board of Governors of the Federal Reserve System. The market area served by the Bank is principally Bucks, Montgomery and Philadelphia Counties in Pennsylvania and the Lehigh Valley area in Pennsylvania. The Bank has three regional offices located in the Delaware Valley, Lehigh Valley and Philadelphia markets. The principal deposit products offered by the Bank are money market accounts, certificates of deposit, non-interest bearing checking accounts for businesses and consumers, and savings accounts. The principal loan products offered by the Bank are fixed and adjustable rate residential and commercial mortgages, construction loans, commercial business loans, home equity loans, and lines of credit.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates are the determination of the allowance for loan losses and valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

The Bank has a significant concentration of loans in Philadelphia County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 7. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy. During the year ended December 31, 2022, one investor purchased a total of 38% of all loans sold by the Bank from its mortgage loans held for sale, and the sales to this investor accounted for approximately 35% of the gain on mortgage loans sold during the year. During the year ended December 31, 2022, one investor purchased a total of 51% of all loans sold by the Bank from its equipment loans held for sale, and the sales to this investor accounted for approximately 60% of the gain on equipment loans sold during the year.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include non-interest earning and interest-earning demand deposits and money market accounts with various financial institutions, all of which mature within ninety days of acquisition.

Investment Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital requirements, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of related deferred tax effects. Realized gains and losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of the changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, which are recognized in interest income using the interest method over the terms of the securities.

The Company follows the accounting guidance related to recognition and presentation of other-than-temporary impairment. This accounting guidance specifies that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. The Company recognized no other-than-temporary impairment charges during the years ended December 31, 2022 and 2021.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. FHLB stock is carried at cost and evaluated for impairment. When evaluating FHLB stock for impairment, its value is determined based on the ultimate recoverability of the par value of the stock. We evaluate our holdings of FHLB stock for impairment each reporting period. No impairment charges were recognized on FHLB stock during the years ended December 31, 2022 and 2021.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The loans receivable portfolio is segmented into residential loans, commercial real estate loans, construction loans, commercial business, and consumer loans. The residential loan segment has two classes: one-to-four family residential owner occupied loans and one-to-four family residential non-owner occupied loans. The commercial real estate loan segment consists of the following classes: multi-family (five or more) residential, commercial real estate and commercial lines of credit. Construction loans are generally granted for the purpose of building a single residential home. Commercial business loans are loans to businesses primarily for purchase of business essential equipment. Business essential equipment is equipment necessary for a business to support or assist with the day-to-day operation or profitability of the business. The consumer loan segment consists of the following classes: home equity loans and other consumer loans. Included in the home equity class are home equity loans and home equity lines of credit. Included in the other consumer are loans secured by saving accounts.

The accrual of interest is generally discontinued when principal or interest has become 90 days past due unless the loan is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. For loans that are identified as impaired, an allowance is established when the

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are re-evaluated quarterly to ensure their relevance in the current economic environment. Residential mortgage lending generally entails a lower risk of default than other types of lending. Consumer loans and commercial real estate loans generally involve more risk of collectability because of the type and nature of the collateral and, in certain cases, the absence of collateral. It is the Company's policy to establish a specific reserve for loss on any delinquent loan when it determines that a loss is probable. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance for loan losses is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

A loan is considered a troubled debt restructuring ("TDR") if the Company, for economic or legal reasons related to a debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. Concessions granted under a TDR typically involve a temporary or permanent reduction in payments or interest rate or an extension of a loan's stated maturity date at less than a current market rate of interest. Loans identified as TDRs are designated as impaired.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loans (except one-to-four family residential owner-occupied loans) where the total amount outstanding to any borrower or group of borrowers exceeds $750,000, or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention,

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Loans Held for Sale

Loans originated by the Bank's mortgage banking subsidiary, Quaint Oak Mortgage, LLC, are intended for sale in the secondary market and are carried at the lower of cost or fair value (LOCOM). Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income, and direct loan origination costs, commissions and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. Oakmont Capital Holdings, LLC originates commercial business loans for the purchase of business essential equipment for sale primarily to other financial institutions.

Bank Owned Life Insurance ("BOLl")

The Company purchases bank owned life insurance as a mechanism for funding various employee benefit costs. The Company is the beneficiary of these policies that insure the lives of certain officers of its subsidiaries. The Company has recognized the cash surrender value under the insurance policies as an asset in the Consolidated Balance Sheets. Changes in the cash surrender value are recorded in non-interest income in the Consolidated Statements of Income.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the expected useful lives of the related assets that range from three to thirty-nine years. The costs of maintenance and repairs are expensed as incurred. Costs of major additions and improvements are capitalized.

Intangible Assets

Intangible assets on the consolidated balance sheets represent the acquisition by Quaint Oak Insurance Agency of the renewal rights to a book of business on August 1, 2016 at a total cost of $1.0 million. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed an other intangible asset. The renewal rights are being amortized over a ten year period based upon the annual retention rate of the book of business. Also included in goodwill is $2.1 million recognized as part of the acquisition of Oakmont Capital Holdings, LLC.

The Company will complete a goodwill and other intangible asset analysis at least on an annual basis or more often if events and circumstances indicate that there may be impairment.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Other Real Estate Owned

Other real estate owned or foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure and loans classified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Other real estate properties are initially recorded at fair value, net of estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Net revenue and expenses from operations and additions to the valuation allowance are included in other expenses.

The Company held no other real estate owned (OREO) at December 31, 2022 or December 31, 2021.

Mortgage Servicing Rights

Included in other assets are mortgage servicing rights recognized as separate assets when mortgage loans are sold and the servicing rights are retained. These capitalized mortgage servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing period of the underlying mortgage loans. Mortgage servicing rights totaled $330,000 and $323,000 at December 31, 2022 and 2021, respectively. During the year ended December 31, 2022 and 2021, approximately $58,000 and $33,000 in amortization was recognized, respectively.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs are included in non-interest expense on the Consolidated Statements of Income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that has more than 50 percent likelihood of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company had no material uncertain tax positions or accrued interest and penalties as of December 31, 2022 and 2021. The Company's policy is to account for interest as a component of interest expense and penalties as components of other expense. The Company is no longer subject to examination by taxing authorities for the years before January 1, 2019.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Treasury Stock and Unallocated Common Stock

The acquisition of treasury stock by the Company, including unallocated stock held by certain benefit plans, is recorded under the cost method. At the date of subsequent reissue, treasury stock is reduced by the cost of such stock based on an average cost method with any excess proceeds credited to additional paid-in capital.

Share-Based Compensation

Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock option and restricted share plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the closing price of the Company's common stock on the grant date is used for restricted stock awards.

At December 31, 2022, the Company has outstanding equity awards under three share-based plans: the 2008 Stock Option Plan, the 2013 Stock Incentive Plan and the 2018 Stock Incentive Plan. Awards under these plans were made in May 2013 and 2018. These plans are more fully described in Note 14.

The Company also has an employee stock ownership plan ("ESOP"). This plan is more fully described in Note 14. As ESOP shares are committed to be released and allocated among participants, the Company recognizes compensation expense equal to the average market price of the shares over the period earned.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Earnings Per Share

Amounts reported in earnings per share reflect earnings available to common stockholders for the period divided by the weighted average number of shares of common stock outstanding during the period, exclusive of unearned ESOP shares, unvested restricted stock (RRP) shares and treasury shares. Stock options and unvested restricted stock are regarded as potential common stock and are considered in the diluted earnings per share calculations to the extent they would have a dilutive effect if converted to common stock, computed using the "treasury stock" method.

Revenue from Contracts with Customers

The Company records revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, *"Revenue from Contracts with Customers" ("Topic 606")*. Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. In certain circumstances, noninterest income is reported net of associated expenses.

The Company's primary sources of revenue are derived from interest and dividends earned on loans and investment securities, mortgage banking revenue, including gains on the sale of mortgage loans, income from bank-owned life insurance, and other financial instruments that are not within the scope of Topic 606. The main types of non-interest income within the scope of the standard are as follows:

Other Fees and Service Charges: The Bank has contracts with its commercial checking deposit customers where fees are charged if the account balance falls below predetermined levels defined as compensating balances. These agreements can be cancelled at any time by either the Bank or the deposit customer. Revenue from these transactions is recognized on a monthly basis as the Bank has an unconditional right to the fee consideration. The Bank also has transaction fees related to specific transactions or activities resulting from customer request or activity that include overdraft fees, wire fees, and other transaction fees. All of these fees are attributable to specific performance obligations of the Bank where the revenue is recognized at a defined point in time, completion of the requested service/transaction.

Abstract Title Fees: The Bank provides abstract title services through its wholly owned subsidiary, Quaint Oak Abstract, LLC. Fees for these services are recognized as revenue immediately after the completion of the real estate settlement.

Real Estate Sales Commissions, Net: The Bank provides real estate sales services through its wholly owned subsidiary, Quaint Oak Real Estate, LLC. Commission income is earned for these services and recognized as revenue immediately after the completion of the real estate settlement.

Insurance Commissions: Insurance income generally consist of commissions from the sale of insurance policies and performance-based commissions from insurance companies. The Bank recognizes commission income from the sale of insurance policies when its wholly owned subsidiary, Quaint Oak Insurance Agency, LLC, acts as an agent between the insurance carrier and policyholder, arranging for the insurance carrier to provide policies to policyholders, and acts on behalf of the insurance carrier by providing customer service to the policyholder during the policy period. Commission income is recognized over time, using the output method of time elapsed, which corresponds with the underlying insurance policy period, for which the Bank is obligated to perform under contract with the insurance carrier. Commission income is variable, as it is comprised of a certain percentage of

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

the underlying policy premium. The Bank estimates the variable consideration based upon the "most likely amount" method, and does not expect or anticipate a significant reversal of revenue in future periods, based upon historical experience. Payment is due from the insurance carrier for commission income once the insurance policy has been sold. The Bank has elected to apply a practical expedient related to capitalizable costs, which are the commissions paid to insurance producers, and will expense these commissions paid to insurance producers as incurred, as these costs are related to the commission income and would have been amortized within one year or less if they had been capitalized, the same period over which the commission income was earned. Performance-based commissions from insurance companies are recognized at a point in time, when received, and no contingencies remain.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheet when they are funded.

Reclassifications

Certain items in the 2021 consolidated financial statements have been reclassified to conform to the presentation in the 2022 consolidated financial statements. Such reclassifications did not have a material impact on the overall consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management's current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2022, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We expect to recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements.

As a result of adopting this standard, effective January 1, 2023, the Company expects the increase in our allowance for loan losses and our reserves for unfunded commitments combined to be less than 5%. These estimates are subject to further refinements based on ongoing evaluations of our model, methodologies, and judgments, as well as prevailing economic conditions and forecasts as of the adoption date. The adoption of ASU 2016-13 is not expected to have a significant impact on our regulatory capital ratios.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

In January 2017, the FASB issued ASU 2017-04, *Simplifying the Test for Goodwill Impairment*. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public business entity that is a U.S. Securities and Exchange Commission ("SEC") filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. In November 2019, the FASB issued ASU 2019-10, *Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)*, which deferred the effective date for ASC 350, *Intangibles – Goodwill and Other*, for smaller reporting companies to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. This update is not expected to have a significant impact on the Company's financial statements.

In May 2019, the FASB issued ASU 2019-05, *Financial Instruments – Credit Losses, Topic 326*, which allows entities to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost upon adoption of the new credit losses standard. To be eligible for the transition election, the existing financial asset must otherwise be both within the scope of the new credit losses standard and eligible for the applying the fair value option in ASC 825-10.3. The election must be applied on an instrument-by-instrument basis and is not available for either available-for-sale or held-to-maturity debt securities. For entities that elect the fair value option, the difference between the carrying amount and the fair value of the financial asset would be recognized through a cumulative-effect adjustment to opening retained earnings as of the date an entity adopted ASU 2016-13. Changes in fair value of that financial asset would subsequently be reported in current earnings. For entities that have not yet adopted ASU 2016-13, the effective dates and transition requirements are the same as those in ASU 2016-13. For entities that have adopted ASU 2016-13, ASU 2019-05 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted once ASU 2016-13 has been adopted. In November, 2019, the FASB issued ASU 2019-10, *Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842),* which deferred the effective date for ASC 944*, Financial Services – Insurance*, for public business entities that are SEC filers, except for smaller reporting companies, to fiscal years beginning after December 15, 2021, and interim periods within those fiscal years and for all other entities, including smaller reporting companies, to fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. This Update is not expected to have a significant impact on the Company's financial statements.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance e calls reference rate reform, if certain criteria are met. An entity that makes this election would not have to re-measure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements Not Yet Adopted (Continued)

entities upon issuance through December 31, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848)*, which provides optional temporary guidance for entities transitioning away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates (IBORs) to new references rates so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions within Topic 848. ASU 2021-01 clarifies that the derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions in Topic 848. ASU 2021-01 is effective immediately for all entities. Entities may elect to apply the amendments on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final update, up to the date that financial statements are available to be issued. The amendments in this update do not apply to contract modifications made, as well as new hedging relationships entered into, after December 31, 2022, and to existing hedging relationships evaluated for effectiveness for periods after December 31, 2022, except for certain hedging relationships existing as of December 31, 2022, that apply certain optional expedients in which the accounting effects are recorded through the end of the hedging relationship. The Company is currently evaluating the impact the adoption of the standard will have on the Company's financial position or results of operations.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures. The guidance amends ASC 326 to eliminate the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancing and restructuring activities by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying TDR recognition and measurement guidance, creditors will determine whether a modification results in a new loan or continuation of existing loan. These amendments are intended to enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, the amendments to ASC 326 require that an entity disclose current-period gross write-offs by year of origination within the vintage disclosures, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The guidance is only for entities that have adopted the amendments in Update 2016-13 for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption using prospective application, including adoption in an interim period where the guidance should be applied as of the beginning of the fiscal year. This Update is not expected to have a significant impact on the Company's financial statements,

Note 3 – Earnings Per Share

Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed based on the weighted average number of shares of common stock outstanding for each period presented. Diluted EPS is calculated based on the weighted average number of shares of common stock outstanding plus dilutive common stock equivalents ("CSEs"). CSEs consist of shares that are assumed to have been purchased with the proceeds from the exercise of stock options, as well as unvested restricted stock (RRP) shares. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. For the years ended December 31, 2022 and 2021, all unvested restricted stock program awards and outstanding stock options representing shares were dilutive.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 3 – Earnings Per Share (Continued)

The following table sets forth the composition of the weighted average shares (denominator) used in the basic and dilutive earnings per share computations.

	For the Year Ended December 31,	
	2022	**2021**
Net Income	**$7,863,000**	$6,404,000
Weighted average shares outstanding – basic	**2,042,740**	1,995,468
Effect of dilutive common stock equivalents	**110,149**	97,639
Adjusted weighted average shares outstanding – diluted	**2,152,889**	2,093,108
Basic earnings per share	**$ 3.85**	$ 3.21
Diluted earnings per share	**$ 3.65**	$ 3.06

Note 4 – Accumulated Other Comprehensive (Loss) Income

The following table presents the changes in accumulated other comprehensive (loss) income by component, net of tax, for the years ended December 31, 2022 and 2021 (in thousands):

	Unrealized Losses on Investment Securities Available for Sale (1)	
	2022	**2021**
Balance beginning of the year	**$23**	$118
Other comprehensive (loss) income before reclassifications	**(47)**	191
Amount reclassified from accumulated other comprehensive (loss) income	**-**	(286)
Total other comprehensive loss	**(47)**	(95)
Balance end of the year	**$(24)**	$23

(1) All amounts are net of tax. Amounts in parentheses indicate debits.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive (loss) income for the years ended December 32, 2022 and 2021 (in thousands):

Details About Other Comprehensive Loss	Amount Reclassified from Accumulated Other Comprehensive (Loss) Income (1)		Affected Line Item in the Statement of Income
	For the Year Ended December 31,		
	2022	**2021**	
Sale of securities available for sale	$-	$362	Gain on sales of investment securities
Tax effect	-	(76)	Income taxes
Total reclassification for the period	$-	$286	

(1) Amounts in parentheses indicate debits.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 5 – Investment in Interest-Earning Time Deposits

The investment in interest-earning time deposits as of December 31, 2022 and 2021, by contractual maturity, is shown below (in thousands):

	2022	2021
Due in one year or less	$ 2,541	$ 4,487
Due after one year through five years	1,292	3,437
Total	$3,833	$7,924

Note 6 – Investment Securities Available for Sale

The amortized cost, gross unrealized gains and losses, and fair value of investment securities available for sale at December 31, 2022 and 2021 are summarized below (in thousands):

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:				
Mortgage-backed securities:				
Government National Mortgage Association securities	$2,902	$-	$(31)	$2,871
Federal National Mortgage Association securities	98	1	-	99
Total available-for-sale-securities	$3,000	$1	$(31)	$2,970

	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Available for Sale:				
Mortgage-backed securities:				
Government National Mortgage Association securities	$3,860	$22	$ --	$3,882
Federal National Mortgage Association securities	144	7	--	151
Total available-for-sale-securities	$4,004	$29	$ --	$4,033

The amortized cost and fair value of mortgage-backed and debt securities at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Available for Sale	
	Amortized Cost	Fair Value
Due after ten years	$3,000	$2,970
Total	$3,000	$2,970

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 6 – Investment Securities Available for Sale (Continued)

The following tables show the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2022 (in thousands):

		December 31, 2022					
		Less than Twelve Months		Twelve Months or Greater		Total	
	Number of Securities	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Government National Mortgage Association securities	11	$2,871	$(31)	$ --	$ --	$2,871	$ (31)

At December 31, 2022, there were no securities in an unrealized loss position. Management believes that the estimated fair value of the securities disclosed above is primarily dependent on the movement of market interest rates. Management evaluated the length of time and the extent to which the fair value has been less than cost and the financial condition and near term prospects of the issuer, including any specific events which may influence the operations of the issuer. The Company has the ability and intent to hold the securities until the anticipated recovery of fair value occurs. There were no impairment charges recognized during the year ended December 31, 2022 or 2021.

Note 7 – Loans Receivable, Net and Allowance for Loan Losses

The composition of net loans receivable is as follows (in thousands):

	December 31, 2022	December 31, 2021
Real estate loans:		
One-to-four family residential:		
Owner occupied	$ 18,070	$ 9,779
Non-owner occupied	39,315	38,752
Total one-to-four family residential	57,385	48,531
Multi-family (five or more) residential	46,909	29,344
Commercial real estate	333,540	183,822
Construction	28,938	15,843
Home equity	4,918	4,706
Total real estate loans	471,690	282,246
Commercial business	159,069	129,608
Other consumer	2	12
Total Loans	630,761	411,866
Deferred loan fees and costs	(1,219)	(2,638)
Allowance for loan losses	(7,678)	(5,262)
Net Loans	$621,864	$403,966

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022				
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$ 17,663	$ 407	$-	$-	$ 18,070
One-to-four family residential non-owner occupied	39,315	-	-	-	39,315
Multi-family residential	45,201	-	1,708	-	46,909
Commercial real estate	333,406	-	134	-	333,540
Construction	28,938	-	-	-	28,938
Home equity	4,918	-	-	-	4,918
Commercial business	153,746	2,908	2,415	-	159,069
Other consumer	2	-	-	-	2
Total	$623,189	$3,315	$4,257	$ -	$630,761

	December 31, 2021				
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family residential owner occupied	$ 9,365	$ 414	$--	$--	$ 9,779
One-to-four family residential non-owner occupied	38,743	--	9	--	38,752
Multi-family residential	27,621	1,723	--	--	29,344
Commercial real estate	181,914	--	1,908	--	183,822
Construction	15,843	--	--	--	15,843
Home equity	4,706	--	--	--	4,706
Commercial business	125,725	--	3,883	--	129,608
Other consumer	12	--	--	--	12
Total	$403,929	$2,137	$5,800	$ --	$411,866

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 – Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2022 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2022				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
One-to-four family residential owner occupied	$-	$-	$--	$--	$ --
One-to-four family residential non-owner occupied	7	9	--	7	--
Multi-family residential	1,708	1,722	--	1,708	--
Commercial real estate	129	129	--	130	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
With an allowance recorded:					
One-to-four family residential owner occupied	$ --	$ --	$--	$--	$ --
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	134	134	118	136	9
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	97	97	97	102	6
Other consumer	--	--	--	--	--
Total:					
One-to-four family residential owner occupied	$-	$--	$--	$--	$ --
One-to-four family residential non-owner occupied	7	9	--	7	--
Multi-family residential	1,708	1,722	--	1,708	--
Commercial real estate	263	263	118	266	21
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	97	97	97	102	6
Other consumer	--	--	--	--	--
Total	$2,075	$2,091	$ 215	$2,083	$27

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2021 as well as the average recorded investment and related interest income for the year then ended (in thousands):

	December 31, 2021				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
One-to-four family residential owner occupied	$--	$--	$--	$66	$ --
One-to-four family residential non-owner occupied	9	9	--	9	--
Multi-family residential	--	--	--	--	--
Commercial real estate	131	131	--	131	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	18	--
Other consumer	--	--	--	--	--
With an allowance recorded:					
One-to-four family residential owner occupied	$ --	$ --	$--	$ --	$ --
One-to-four family residential non-owner occupied	--	--	--	--	--
Multi-family residential	--	--	--	--	--
Commercial real estate	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	--	--
Other consumer	--	--	--	--	--
Total:					
One-to-four family residential owner occupied	$-	$--	$--	$66	$ --
One-to-four family residential non-owner occupied	9	9	--	9	--
Multi-family residential	--	--	--	--	--
Commercial real estate	131	131	--	131	12
Construction	--	--	--	--	--
Home equity	--	--	--	--	--
Commercial business	--	--	--	18	--
Other consumer	--	--	--	--	--
Total	$140	$140	$ --	$224	$12

The loan portfolio also includes certain loans that have been modified in a troubled debt restructuring, where economic concessions have been granted to borrowers who have experienced or are expected to experience financial difficulties. These concessions typically result from loss mitigation activities and could include reductions in the interest rate, payment extensions, forbearance, or other actions. At December 31, 2022, the Company had two loans totaling $136,000 that were identified as troubled debt restructurings. Both of these loans were performing in accordance with their modified terms as of December 31, 2022. During the year ended December 31, 2022, no new loans were identified as TDRs. At December 31, 2021, the Company had two loans totaling $140,000 that were identified as troubled debt restructurings. One of these loans was performing in accordance with its modified terms and one was on non-accrual as of December 31, 2021. If a TDR is placed on non-accrual it is not reverted back to accruing status until the borrower makes timely payments as contracted for at least six months and future collection under the revised terms is probable.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Any reserve for an impaired TDR loan is based upon the present value of the future expected cash flows discounted at the loan's original effective rate or upon the fair value of the collateral less costs to sell, if the loan is deemed collateral dependent. At December 31, 2022 there were no commitments to lend additional funds to debtors whose loan terms have been modified as TDRs.

The general practice of the Bank is to work with borrowers so that they are able to pay back their loan in full. If a borrower continues to be delinquent or cannot meet the terms of a TDR modification and the loan is determined to be uncollectible, the loan will be charged off.

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2022 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2022 (in thousands):

	December 31, 2022								
	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
Allowance for loan losses:									
Beginning balance	$ 73	$ 292	$ 249	$ 2,475	$ 119	$ 29	$ 1,625	$400	$ 5,262
Charge-offs	-	-	-	-	-	-	(59)	-	(59)
Recoveries	-	-	-	-	-	-	-	-	-
Provision	50	3	202	1,275	185	4	856	(100)	2,475
Ending balance	$ 123	$ 295	$ 451	$ 3,750	$ 304	$ 33	$ 2,422	$300	$ 7,678
Ending balance evaluated for impairment:									
Individually	$ -	$ -	$ -	$ 118	$ -	$ -	$ 97	$ -	$ 215
Collectively	$ 123	$ 295	$ 451	$ 3,632	$ 304	$ 33	2,325	$300	$ 7,463
Loans receivable:									
Ending balance	$18,070	$39,315	$46,909	$333,540	$28,938	$4,918	$159,071		$630,761
Ending balance evaluated for impairment:									
Individually	$ -	$ 7	$ 1,708	$ 263	$ -	$ -	$ 97		$ 2,075
Collectively	$18,070	$39,308	$45,201	$333,277	$28,938	$4,918	$158,974		$628,686

The Bank allocated increased allowance for loan loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2022, due primarily to changes in qualitative and quantitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the commercial business loan portfolio class for the year ended December 31, 2022, due primarily to changes in quantitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the multi-family loan portfolio class for the year ended December 31, 2022, due primarily to changes in qualitative and quantitative factors in this portfolio class.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Following is a summary, by loan portfolio class, of changes in the allowance for loan losses for the year ended December 31, 2021 and recorded investment in loans receivable based on impairment evaluation as of December 31, 2021 (in thousands):

	1-4 Family Residential Owner Occupied	1-4 Family Residential Non-Owner Occupied	Multi-Family Residential	Commercial Real Estate	Construction	Home Equity	Commercial Business and Other Consumer	Unallocated	Total
				December 31, 2021					
Allowance for loan losses:									
Beginning balance	$ 88	$ 362	$ 229	$ 1,287	$ 62	$ 20	$ 763	$250	$ 3,061
Charge-offs	--	--	--	--	--	--	(17)	--	(17)
Recoveries	--	--	--	--	--	--	17	--	17
Provision	(15)	(70)	20	1,188	57	9	862	150	2,201
Ending balance	$ 73	$ 292	$ 249	$ 2,475	$ 119	$ 29	$ 1,625	$400	$ 5,262
Ending balance evaluated for impairment:									
Individually	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ --	$ -
Collectively	$ 73	$ 292	$ 249	$ 2,475	$ 119	$ 29	1,625	$ 400	$ 5,262
Loans receivable:									
Ending balance	$9,779	$38,752	$29,344	$183,822	$15,843	$4,706	$129,620		$411,866
Ending balance evaluated for impairment:									
Individually	$ -	$ 9	$ --	$ 131	$ --	$ --	$ --		$ 140
Collectively	$9,779	$38,743	$29,344	$183,691	$15,843	$4,706	$129,620		$411,726

The Bank allocated increased allowance for loan loss provisions to the commercial real estate loan portfolio class for the year ended December 31, 2021, due primarily to changes in volume and qualitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the commercial business loan portfolio class for the year ended December 31, 2021, due primarily to changes in qualitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the multi-family loan portfolio class for the year ended December 31, 2021, due primarily to changes in qualitative factors in this portfolio class. The Bank allocated increased allowance for loan loss provisions to the construction loan portfolio class for the year ended December 31, 2021, due primarily to changes in quantitative and qualitative factors in this portfolio class. In general, the primary driver of the increase in qualitative factors was the economic trends factor associated with the COVID-19 pandemic. In this regard, the Bank increased the unallocated component of the allowance for the year ended December 31, 2021 to cover uncertainties that could affect management's estimate of probable losses primarily associated with the COVID-19 pandemic.

The following table presents non-accrual loans by classes of the loan portfolio as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
One-to-four family residential owner occupied	$-	$-
One-to-four family residential non-owner occupied	-	9
Multi-family residential	1,708	-
Commercial real estate	134	-
Construction	-	-
Home equity	-	-
Commercial business	97	-
Other consumer	-	-
Total	$1,939	$9

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 7 - Loans Receivable, Net and Allowance for Loan Losses (Continued)

Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, amounted to $2.0 million and $9,000 at December 31, 2022 and 2021, respectively. For the delinquent loans in our portfolio, we have considered our ability to collect the past due interest, as well as the principal balance of the loan, in order to determine whether specific loans should be placed on non-accrual status. In cases where our evaluations have determined that the principal and interest balances are collectible, we have continued to accrue interest.

For the years ended December 31, 2022 and 2021 there was no interest income recognized on non-accrual loans on a cash basis. Interest income foregone on non-accrual loans was approximately $167,000 for the year ended December 31, 2022 and $1,000 for the year ended December 31, 2021.

The performance and credit quality of the loan portfolio are also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022					
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing
One-to-four family residential owner occupied	$407	$-	$407	$ 17,663	$ 18,070	$ --
One-to-four family residential non-owner occupied	23	--	23	39,292	39,315	--
Multi-family residential	--	1,708	1,708	45,201	46,909	--
Commercial real estate	2,895	134	3,029	330,511	333,540	--
Construction	2,062	--	2,062	26,876	28,938	--
Home equity	39	--	39	4,879	4,918	--
Commercial business	10	97	107	158,962	159,069	51
Other consumer	--	--	--	2	2	--
Total	$5,436	$1,939	$7,375	$623,386	$630,761	$51

	December 31, 2021					
	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Loans Receivable 90 Days or More Past Due and Accruing
One-to-four family residential owner occupied	$809	$-	$809	$ 8,970	$ 9,779	$ --
One-to-four family residential non-owner occupied	285	9	294	38,458	38,752	--
Multi-family residential	--	--	--	29,344	29,344	--
Commercial real estate	--	--	--	183,822	183,822	--
Construction	--	--	--	15,843	15,843	--
Home equity	--	--	--	4,706	4,706	--
Commercial business	367	--	367	129,241	129,608	--
Other consumer	--	--	--	12	12	--
Total	$1,461	$9	$1,470	$410,396	$411,866	$--

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 8 - Premises and Equipment

The components of premises and equipment at December 31, 2021 and 2021 are as follows (in thousands):

	2022	2021
Land and land improvements	$ 292	$ 292
Buildings	1,619	1,568
Leasehold improvements	649	584
Furniture, fixtures and equipment	2,892	2,449
	5,452	4,892
Accumulated depreciation	(2,677)	(2,240)
Premises and equipment, net	$ 2,775	$ 2,653

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to approximately $437,000 and $344,000, respectively.

Note 9 – Goodwill and Other Intangible, Net

On January 4, 2021, the Bank acquired a majority ownership interest in Oakmont Capital Holdings, LLC, a multi-state equipment finance company based in West Chester, Pennsylvania with a second significant facility located in Albany, Minnesota. The Bank recognized $2.1 million of goodwill as part of the acquisition of Oakmont Capital Holdings, LLC. On August 1, 2016, Quaint Oak Insurance Agency, LLC began operations by acquiring the renewal rights to a book of business produced and serviced by an independent insurance agency located in New Britain, Pennsylvania, that provides a broad range of personal and commercial insurance coverage solutions. The Company paid $1.0 million for these rights. Based on a valuation, $515,000 of the purchase price was determined to be goodwill and $485,000 was determined to be related to the renewal rights to the book of business and deemed to be an other intangible asset. This other intangible asset is being amortized over a ten year period based upon the annual retention rate of the book of business. The balance of other intangible asset at December 31, 2022 was $174,000, net of accumulated amortization of $311,000. Amortization expense for both years ended December 31, 2022 and 2021 amounted to approximately $49,000.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 9 – Goodwill and Other Intangible, Net (Continued)

Estimated amortization expense of other intangible for the remaining four years is as follows (in thousands):

2023	$ 49
2024	49
2025	49
Thereafter	27
Total	$174

Note 10 - Deposits

Deposits and the weighted average interest rate at December 31, 2022 and 2021 consist of the following (in thousands):

	2022		2021	
	Amount	**Weighted Average Interest Rate**	Amount	Weighted Average Interest Rate
Non-interest bearing checking accounts	$ 88,728	--%	$ 64,730	--%
Savings accounts	1,597	0.20	1,838	0.20
Money market accounts	260,972	1.15	200,688	0.56
Certificate of deposit accounts	197,951	2.15	179,910	0.94
Total	$549,248	1.28%	$447,166	0.61%

A summary of certificates of deposit by maturity at December 31, 2022 is as follows (in thousands):

Years ending December 31:	
2023	$91,306
2024	48,294
2025	30,159
2026	9,208
2027	18,984
Total	$197,951

The aggregate amount of certificates of deposit with a minimum denomination of $250,000 was $30.4 million and $24.7 million at December 31, 2022 and 2021, respectively.

Note 11 - Borrowings

As of December 31, 2022, Quaint Oak Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $353.4 million. Quaint Oak Bank's Federal Home Loan Bank advances outstanding were $159.2 million and $49.2 million at December 31, 2022 and 2021, respectively. As of December 31, 2022, Quaint Oak Bank has $8.1 million in borrowing capacity with the Federal Reserve Bank of Philadelphia under the discount window program. Quaint Oak Bank borrowed $7.0 million from the FRB discount window as of December 31, 2022. There were no borrowings under the discount window as of December 31, 2021.   As of December 31, 2022, Quaint Oak

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Borrowings (Continued)

Bank had no outstanding advances with the FRB under the PPPLF program.

As of December 31, 2022, there was $5.5 million of other short-term borrowings representing balances on two lines of credit that Oakmont Capital Holdings, LLC has with a credit union. Borrowing capacity on the two lines of credit total $15.0 million at December 31, 2022.

Short-term borrowings and the weighted interest rates consist of the following at December 31, 2022 and 2021 (dollars in thousands):

	FHLB Short-Term Borrowings At or For the Year Ended December 31,		FRB Short-Term Borrowings At or For the Year Ended December 31,		Other Short-Term Borrowings At or For the Year Ended December 31,	
	2022	2021	2022	2021	2022	2021
Average balance outstanding	$31,505	$ 10,405	$583	$ -	$1,601	$ 1,300
Maximum amount outstanding at any month-end during the period	93,200	26,000	7,000	-	5,489	6,986
Balance outstanding at end of period	93,200	26,000	7,000	-	5,489	-
Average interest rate during the period	2.34%	0.30%	1.65%	-%	6.68%	12.46%
Weighted average interest rate at end of period	4.45%	0.28%	4.50%	-%	7.11%	-%

Federal Home Loan Bank long-term borrowings and the weighted interest rate consist of the following at December 31, 2022 and 2021 (in thousands):

	December 31, 2022		December 31, 2021	
Fixed rate borrowings maturing:	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
2022	$ --	--%	$ 7,171	2.10%
2023	57,000	2.22	7,000	2.16%
2024	6,167	2.05	6,167	2.05
2025	2,855	1.25	2,855	1.25
Total FHLB long-term debt	$66,022	2.16%	$23,193	2.00%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 11 – Borrowings (Continued)

Federal Reserve Bank long-term borrowings increased to $7.0 million at December 31, 2022 compared to $3.9 million at December 31, 2021 as the Company paid off $3.9 million of first round PPP loans pledged as collateral under the FRB's Paycheck Protection Program Liquidity Facility (PPPLF) and borrowed $7.0 million from the FRB discount window. Under the PPPLF the Company pledged certain PPP loans as collateral and borrowed from the Federal Reserve at a rate of 0.35% that is fixed for two years. These borrowings are paid off as the PPP loans pledged as collateral are forgiven through the SBA PPP loan forgiveness program.

Note 12 – Subordinated Debt

On December 27, 2018, the Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes. These notes have a maturity date of December 31, 2028, and bear interest at a fixed rate of 6.50% for the first five years of their term and a floating rate for the remaining five years. The Company may, at its option, at any time on an interest payment date on or after December 31, 2023, redeem the notes, in whole or in part, at par plus accrued interest to the date of redemption.

The balance and unamortized issuance costs of subordinated debt at December 31, 2022 are as follows (in thousands):

	Principal	Unamortized Debt Issuance Costs	Net
6.5% subordinated notes, due December 31, 2028	$8,000	$34	$7,966

All subordinated notes are not subject to repayment at the option of the noteholders. These notes are all unsecured and rank junior in right of payment to the Company's obligations to its general creditors.

Note 13 - Income Taxes

The components of income tax expense for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Federal:		
Current	$2,263	$2,045
Deferred	(221)	(336)
Total federal	2,042	1,709
State, current	1,012	783
Total	$3,054	$2,492

The following table presents the reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 21% to income before taxes for the years ended December 31, 2022 and 2021, respectively, as follows (in thousands):

	2022		2021	
	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$2,292	21.0%	$1,868	21.0%
State tax, net of federal benefit	800	7.4	618	7.0
Stock compensation expense	(22)	(0.2)	20	0.2
Other	(16)	(0.2)	(14)	(0.2)
Total	$3,054	28.0%	$2,492	28.0%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 13 - Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2022 and 2021 are as follows (in thousands):

	2022	2021
Deferred tax assets:		
Allowance for loan losses	$1,612	$1,105
Deferred loan fees	256	554
Stock-based compensation	7	6
Unrealized loss on investment securities available for sale	6	--
Interest on non-accrual loans	35	--
Total deferred tax assets	1,916	1,665
Deferred tax liabilities:		
Bank premises and equipment	(219)	(199)
Unrealized gain on investment securities available for sale	--	(6)
Intangible	(24)	(21)
Total deferred tax liabilities	(243)	(226)
Net Deferred Tax Asset	**$1,673**	$1,439

The net deferred tax asset at December 31, 2022 and 2021 of $1.7 million and $1.4 million, respectively, is included in other assets. No valuation allowance was established at December 31, 2022 and 2021, in view of the Company's tax strategies and anticipated future taxable income as evidenced by the Company's earnings potential.

Note 14 – Stock Compensation Plans

Employee Stock Ownership Plan

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of employees who meet the eligibility requirements of the plan. Using proceeds from a loan from the Company, the ESOP purchased 8%, or 222,180 shares of the Company's then outstanding common stock in the open market during 2007. The Bank made cash contributions to the ESOP on a quarterly basis sufficient to enable the ESOP to make the required loan payments to the Company until the loan was repaid in full as of September 30, 2021. The loan bore an interest rate of 7.75% per annum, with principal and interest paid quarterly in equal installments over 15 years pursuant to the terms of the original note. The loan was secured by the unallocated shares of common stock held by the ESOP. As of September 30, 2021, there were no additional quarterly payments remaining on the 2007 loan.

During the year ended December 31, 2022, the Company made four discretionary contributions totaling 16,000 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $99,000. During the fourth quarter of 2021, the Company made a discretionary contribution of 4,000 shares to the ESOP. These shares were released from Treasury Stock at a cost of approximately $77,000. During the years ended December 31, 2022 and 2021, the Company recognized $343,000 and $265,000 of ESOP expense, respectively.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

Stock Incentive Plans – Share Awards

In May 2013, the shareholders of Quaint Oak Bancorp approved the adoption of the 2013 Stock Incentive Plan (the "2013 Stock Incentive Plan"). The 2013 Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 48,750, or 25%, may be restricted stock awards, for a balance of 146,250 stock options assuming all the restricted shares are awarded. In May 2018, the shareholders of Quaint Oak Bancorp approved the adoption of the 2018 Stock Incentive Plan (the "2018 Stock Incentive Plan"). The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 38,750, or 25%, may be restricted stock awards, for a balance of 116,250 stock options assuming all the restricted shares are awarded.

As of December 31, 2022 a total of 9,122 share awards were unvested under the 2013 and 2018 Stock Incentive Plans and up to 11,750 share awards were available for future grant under the 2018 Stock Incentive Plan and 1,800 share awards under the 2013 Stock Incentive Plan. The 2013 and 2018 Stock Incentive Plan share awards have vesting periods of five years.

A summary of option activity under the Company's Option Plan and 2013 and 2018 Stock Incentive Plans as of December 31, 2022 and 2021 and changes during the year ended December 31, 2022 and 2021 is as follows:

	2022		2021	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at the beginning of the year	18,845	$13.30	28,266	$13.30
Granted	--	--	--	--
Vested	(9,123)	13.30	(9,421)	13.30
Forfeited	(600)	13.30	--	--
Unvested at the end of the year	9,122	$13.30	18,845	$13.30

Compensation expense on the restricted stock awards is recognized ratably over the five year vesting period in an amount which is equal to the fair value of the common stock at the date of grant. During both the years ended December 31, 2022 and 2021, the Company recognized approximately $124,000 of compensation expense. During both the years ended December 31, 2022 and 2021, the Company recognized a tax benefit of approximately $26,000. As of December 31, 2022, approximately $43,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

Stock Option and Stock Incentive Plans – Stock Options

In May 2008, the shareholders of Quaint Oak Bancorp approved the adoption of the 2008 Stock Option Plan (the "Option Plan"). The Option Plan authorized the grant of stock options to officers, employees and directors of the Company to acquire 277,726 shares of common stock with an exercise price no less than the fair market value on the date of the grant. The Option Plan expired February 13, 2018, however, outstanding options granted in 2013 remain valid and existing for the remainder of their 10 year terms. As described above under "Stock Incentive Plans – Share Awards", the 2013 Stock Incentive Plan approved by shareholders in May 2013 covered a total of 195,000 shares, of which 146,250 may be stock options assuming all the restricted shares are awarded. The 2018 Stock Incentive Plan approved by shareholders in May 2018 covered a total of 155,000 shares, of which 116,250 may be stock options assuming all the restricted shares are awarded.

All incentive stock options issued under the Option Plan and the 2013 and 2018 Stock Incentive Plans are intended to comply with the requirements of Section 422 of the Internal Revenue Code. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

As of December 31, 2022, a total of 195,936 grants of stock options were outstanding under the Option Plan and 2013 and 2018 Stock Incentive Plans and 37,250 stock options were available for future grant under the 2018 Stock Incentive Plan, 7,000 stock options under the 2013 Stock Incentive Plan and none under the Option Plan. Options will become vested and exercisable over a five year period and are generally exercisable for a period of ten years after the grant date.

A summary of option activity under the Company's Option Plan and Stock Incentive Plan for the years ended December 31, 2022 and 2021 and changes during the years ended December 31, 2022 and 2021 is as follows:

	2022			2021		
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
Outstanding at the beginning of the year	233,136	$10.96	4.2	240,636	$10.98	5.2
Granted	--	--	--	--	--	--
Exercised	(23,000)	8.55	--	(7,500)	11.57	--
Forfeited	(14,200)	10.96	--	--	--	--
Outstanding at the end of the period	195,936	$11.24	3.5	233,136	$10.96	4.2
Exercisable at the end of the period	170,009	$10.90	6.4	180,081	$10.28	5.6

The estimated fair value of the options granted in May 2018 was $1.75 per share. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	2.11%
Risk-free interest rate	2.96%
Expected life of options	6.5 years
Expected stock-price volatility	12.42%

Notes to Consolidated Financial Statements (Continued)

Note 14 – Stock Compensation Plans (Continued)

<u>Stock Options</u> **(Continued)**

The dividend yield was calculated on the dividend amount and stock price existing at the grant date. The risk free interest rate used was based on the rates of United States Treasury securities with maturities equal to the expected lives of the options. Although the contractual term of the options granted is ten years, the expected term of the options is less. Management estimated the expected term of the stock options to be the average of the vesting period and the contractual term. The expected stock-price volatility was estimated by considering the Company's own stock volatility. The actual future volatility may differ from our historical volatility.

At December 31, 2022, the aggregate intrinsic value of options outstanding was $2.1 million and options exercisable was $1.9 million. At December 31, 2021, the aggregate intrinsic value of the options outstanding was $2.0 million on and options exercisable was $1.5 million. The aggregate intrinsic value of a stock option represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2022 and December 31, 2021. This amount changes based on changes in the market value of the Company's common stock.

During both the years ended December 31, 2022 and 2021, approximately $44,000 in compensation expense on stock options was recognized. A tax benefit of approximately $2,000, was recognized during each of these periods. As of December 31, 2022, approximately $18,000 in additional compensation expense will be recognized over the remaining service period of approximately 0.4 years.

Note 15 - Transactions with Executive Officers and Directors

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, are in the ordinary course of business at normal terms, including interest rate and collateralization, prevailing at the time and do not represent more than normal risks of collectability. None of these individuals were indebted to the Company for loans at December 31, 2022 and 2021, respectively.

Note 16 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the Company's financial instrument commitments at December 31, 2022 and 2021 is as follows (in thousands):

	2022	2021
Commitments to originate loans	$36,087	$27,871
Unfunded commitments under lines of credit	49,881	38,732
Standby letters of credit	2,601	4,804

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 16 - Financial Instruments with Off-Balance Sheet Risk (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but includes principally residential and commercial real estate.

Note 17 - Leases

The Company leases its office at 501 Knowles Avenue in Southampton, Pennsylvania as well as other office facilities and equipment. Due to the adoption of ASU 2016-02, *Leases (Topic 842)*, the Company completed a comprehensive review and analysis of all its property contracts. As a result of this review, it was determined that the Company leases three office locations under operating leases. Several assumptions and judgments were made when applying the requirements of Topic 842 to the Company's existing lease commitments, including the allocation of consideration in the contracts between lease and nonlease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments.

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in the right-of-use assets and lease liabilities reported on the Consolidated Balance Sheets. The lease cost associated with the operating leases was $184,000 for the year ending December 31, 2022 and $249,000 for the year ending December 31, 2021.

Certain of the Company's leases contain options to renew the lease after the initial term. Management considers the Company's historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease. The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2022.

	Operating
Weighted average remaining term (years)	13.2
Weighted average discount rate	2.58%

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 17 – Leases (Continued)

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2022, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (In thousands):	Operating
2023	$ 332
2024	324
2025	323
2026	332
2027	282
2028 and thereafter	2,163
Total undiscounted cash flows	3,756
Discount on cash flows	(593)
Total lease liabilities	$3,163

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2022, the Company had no leases that had a term of twelve months or less.

Rental expense under operating leases totaled approximately $362,000 in 2022 and $297,000 in 2021.

Note 18 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of total, Tier 1, and common equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2022, that the Bank meets all capital adequacy requirements to which it is subject.

In July of 2013 the respective U.S. federal banking agencies issued final rules implementing Basel III and the Dodd-Frank Act capital requirements to be fully-phased in on a global basis on January 1, 2019. The new regulations established a new tangible common equity capital requirement, increase the minimum requirement for the current Tier 1 risk-weighted asset ("RWA") ratio, phase out certain kinds of tangibles treated as capital and certain types of instruments and change the risk weightings of certain assets used to determine requirement capital ratios. Provisions of the Dodd-Frank Act generally require these capital rules to apply to bank holding companies and their subsidiaries. The new common equity Tier 1 capital component requires capital of the highest quality-predominantly composed of retained earnings and common stock instruments. For community banks, such as Quaint Oak Bank, a common equity Tier 1 capital ratio of 4.5% became effective on January 1, 2015. The new capital rules also increased the current minimum of Tier 1 capital ratio from 4.0% to 6.0% beginning on January 1, 2015. In addition, in order to make capital distributions and pay discretionary bonuses to executive officers without restriction, an institution must also maintain greater than 2.5% in common equity attributable to a capital conservation buffer to be phased in from January 1, 2016 until January 1, 2019. The new rules also increase the risk weights for several categories of assets, including an

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 - Regulatory Matters (Continued)

increase from 100% to 150% for certain acquisition, development and construction loans and more than 90-day past due exposures. The new capital rules maintain the general structure of the prompt corrective action rules, but incorporate the new common equity Tier 1 capital requirement and the increased Tier 1 RWA requirement into the prompt corrective action framework.

Bank holding companies are generally subject to statutory capital requirements, which were implemented by certain of the new capital regulations described above that became effective on January 1, 2015. However, the Small Banking Holding Company Policy Statement exempts certain small bank holding companies like the Company from those requirements provided that they meet certain conditions.

On December 27, 2018, Quaint Oak Bancorp, Inc. issued $8.0 million in subordinated notes (see Note 12) and infused $6.5 million to the Bank as Tier 1 capital. As of December 31, 2022 the Bank was adequately capitalized under the regulatory framework for prompt corrective action. The Company's ratios do not differ significantly from the Bank's ratios presented below.

The Bank's actual capital amounts and ratios at December 31, 2022 and 2021 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022:						
Total capital (to risk-weighted assets)	$60,820	8.49%	≥$57,313	≥8.00%	≥$71,642	≥10.00%
Tier 1 capital (to risk-weighted assets)	53,115	7.41	≥ 42,985	≥6.00	≥ 57,313	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	53,115	7.41	≥ 32,239	≥4.50	≥ 46,567	≥ 6.50
Tier 1 capital (to average assets)	53,115	7.07	≥ 30,032	≥4.00	≥ 37,540	≥ 5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2021:						
Total capital (to risk-weighted assets)	$45,765	10.69%	≥$34,247	≥8.00%	≥$42,809	≥10.00%
Tier 1 capital (to risk-weighted assets)	40,438	9.45	≥ 25,685	≥6.00	≥ 32,247	≥ 8.00
Common Equity Tier 1 capital (to risk-weighted assets)	40,438	9.45	≥ 19,264	≥4.50	≥ 27,826	≥ 6.50
Tier 1 capital (to average assets)	40,438	7.41	≥ 21,822	≥4.00	≥ 27,277	≥ 5.00

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 18 - Regulatory Matters (Continued)

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act the Board of Governors of the Federal Reserve System as the primary regulator for the Company is authorized to extend leverage capital requirements and risk based capital requirements applicable to depository institutions and bank holding companies to thrift holding companies. Legislation adopted in late 2014 generally exempts small savings and loan holding companies like Quaint Oak Bancorp from these capital requirements if certain conditions are met.

Banking regulations place certain restrictions on dividends paid by the Bank to the Company. The Company is dependent upon dividends from the Bank to provide funds for the payment of dividends to the Company's shareholders, interest payments on the subordinated debt and other general corporate purposes. The Bank's ability to pay cash dividends directly or indirectly to the Company is governed by federal law, regulations and related guidance. These include the requirement that the Bank must receive approval to declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the Bank in any current year exceeds the total of the Bank's net income for the current year to date, combined with its retained net income for the previous two years. The term "retained net income" as defined by federal regulations means the Bank's net income for a specified period less the total amount of all dividends declared in that period.

The Bank may not pay dividends to the Company if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines or if the bank regulators have notified the Bank that it is in need of more than normal supervision. Under the Federal Deposit Insurance Act, an insured depository institution such as the Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the Federal Deposit Insurance Act). Payment of dividends by the Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

In 2022, the Bank did not pay any cash dividends to the Company. In 2021, the Bank paid a total of $1.0 million in cash dividends to the Company. At December 31, 2022, the Bank's retained net income for the years ended December 31, 2022 and 2021 less the dividends declared and paid during those periods, totaled $14.0 million.

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments

Fair value estimates are based on quoted market prices, if available, quoted market prices of similar assets or liabilities, or the present value of expected future cash flows and other valuation techniques. These valuations are significantly affected by discount rates, cash flow assumptions, and risk assumptions used. Therefore, fair values estimates may not be substantiated by comparison to independent markets and are not intended to reflect the proceeds that may be realizable in an immediate settlement of the instruments.

Fair value is determined at one point in time and is not representative of future value. These amounts do not reflect the total value of a going concern organization. Management does not have the intention to dispose of a significant portion of its assets and liabilities and therefore, the unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows.

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels of pricing are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The methods of determining the fair value of assets and liabilities presented in this note are consistent with our methodologies disclosed in Note 18 of the Company's 2022 Form 10-K, as the fair value of loans, excluding previously presented impaired loans measured at fair value on a non-recurring basis, is estimated using discounted cash flow analyses. The discount rates used to determine fair value use interest rate spreads that reflect factors such as liquidity, credit and non-performance risk. Loans are considered a Level 3 classification.

The following is a discussion of assets and liabilities measured at fair value on a recurring and non-recurring basis and valuation techniques applied:

Investment Securities Available For Sale: The fair value of securities available for sale are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices.

We may be required from time to time to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

Impaired Loans: Impaired loans are carried at the lower of cost or the fair value of the collateral for collateral-dependent loans less estimated costs to sell. Collateral is primarily in the form of real estate. The use of independent appraisals, discounted cash flow models and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and impaired loans are therefore classified within Level 3 of the fair value hierarchy.

Other Real Estate Owned: Other real estate owned is carried at the lower of the investment in the real estate or the fair value of the real estate less estimated selling costs. The use of independent appraisals and management's best judgment are significant inputs in arriving at the fair value measure of the underlying collateral and therefore other real estate owned is classified within Level 3 of the fair value hierarchy.

57

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2022 (in thousands):

	December 31, 2022			
	Fair Value Measurements Using:			
	Total Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Unobservable Inputs (Level 3)**
Recurring fair value measurements:				
Investment securities available for sale				
Government National Mortgage Association mortgage-backed securities	$2,871	$--	$2,871	$ --
Federal National Mortgage Association mortgage-backed securities	99	--	99	--
Total investment securities available for sale	$2,970	$--	$2,970	$ --
Total recurring fair value measurements	$2,970	$--	$2,970	$ --
Nonrecurring fair value measurements				
Impaired loans	$1,860	$--	$ --	$1,860
Total nonrecurring fair value measurements	$1,860	$--	$ --	$1,860

The table below sets forth the financial assets and liabilities that were accounted for on a recurring and nonrecurring basis by level within the fair value hierarchy as of December 31, 2021 (in thousands):

	December 31, 2021			
	Fair Value Measurements Using:			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring fair value measurements:				
Investment securities available for sale				
Government National Mortgage Association mortgage-backed securities	$3,882	$--	$3,882	$ --
Federal National Mortgage Association mortgage-backed securities	151	--	151	--
Total investment securities available for sale	$4,033	$--	$4,033	$ --
Total recurring fair value measurements	$4,033	$--	$4,033	$ --
Nonrecurring fair value measurements				
Impaired loans	$140	$--	$ --	$140
Total nonrecurring fair value measurements	$140	$--	$ --	$140

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has used Level 3 inputs to determine fair value as of December 31, 2022 and 2021 (dollars in thousands):

	December 31, 2022			
	Quantitative Information About Level 3 Fair Value Measurements			
	Total Fair Value	**Valuation Techniques**	**Unobservable Input**	**Range (Weighted Average)**
Impaired loans	**$1,860**	**Appraisal of collateral (1)**	**Appraisal adjustments (2)**	**10% (10%)**

	December 31, 2021			
	Quantitative Information About Level 3 Fair Value Measurements			
	Total Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Impaired loans	$140	Appraisal of collateral (1)	Appraisal adjustments (2)	8% (8%)

_____

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are identifiable.

(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percentage of the appraisal.

The estimated fair values of the Company's financial instruments that are not required to be measured or reported at fair value were as follows at December 31, 2022 and 2021 (in thousands):

			Fair Value Measurements at		
			December 31, 2022		
	Carrying Amount	**Fair Value Estimate**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Unobservable Inputs (Level 3)**
Financial Assets					
Investment in interest-earning time deposits	**$ 3,833**	**$ 3,907**	**$ --**	**$ --**	**$ 3,907**
Loans held for sale	133,222	137,253	--	137,253	--
Loans receivable, net	621,864	600,186	--	--	600,186
Financial Liabilities					
Deposits	549,248	551,157	351,297	--	199,860
FHLB long-term borrowings	66,022	65,846	--	--	65,846
FRB long-term borrowings	7,000	6,981	-	-	6,981
Subordinated debt	7,966	7,886	-	-	7,886

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 19 – Fair Value Measurements and Fair Values of Financial Instruments (Continued)

	Carrying Amount	Fair Value Estimate	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
			Fair Value Measurements at		
			December 31, 2021		
Financial Assets					
Investment in interest-earning time deposits	$ 7,924	$ 8,091	$ --	$ --	$ 8,091
Loans held for sale	107,823	112,843	--	112,843	--
Loans receivable, net	403,966	409,203	--	--	409,203
Financial Liabilities					
Deposits	447,166	446,576	267,255	--	179,321
FHLB long-term borrowings	23,193	23,231	--	--	23,231
FRB long-term borrowings	3,895	3,895	-	-	3,895
Subordinated debt	7,933	8,312	-	-	8,312

For cash and cash equivalents, accrued interest receivable, investment in FHLB stock, bank-owned life insurance, FHLB short-term borrowings, accrued interest payable, and advances from borrowers for taxes and insurance, the carrying value is a reasonable estimate of the fair value and are considered Level 1 measurements.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Operating Segments

The Company's operations currently consist of two reportable operating segments: Banking and Oakmont Capital Holdings, LLC. The Company offers different products and services through its two segments. The accounting policies of the segments are generally the same as those of the consolidated company.

The Banking Segment generates its revenues primarily from its lending, deposit gathering and fee business activities. The profitability of this segment's operations depends primarily on its net interest income after provision for credit losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for credit losses. The provision for credit losses is almost entirely dependent on changes in the Banking Segment's loan portfolio and management's assessment of the collectability of the loan portfolio as well as prevailing economic and market conditions. The profitability of this segment's operations also depends on the generation of non-interest income which includes fees and commissions generated by Quaint Oak Bank and its wholly-owned subsidiaries, Quaint Oak Mortgage, LLC, Quaint Oak Real Estate, LLC, Quaint Oak Abstract, LLC, Quaint Oak Insurance Agency, LLC, and Oakmont Commercial, LLC, which are included in the Banking Segment for segment reporting purposes. The Banking Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of depositors and other customers, federal deposit insurance funds and the banking system as a whole. These laws and regulations govern such areas as capital, permissible activities, allowance for loan and lease losses, loans and investments, and rates of interest that can be charged on loans. For segment reporting purposes, Quaint Oak Bancorp, Inc. is included as part of the Company's Banking segment.

The Oakmont Capital Holdings, LLC Segment originates equipment loans which are generally sold to third party institutions with the loans' servicing rights retained. The profitability of this segment's operations depends primarily on the gains realized from the sale of loans, processing fees, and service fees. The Oakmont Capital Holdings, LLC Segment is also subject to an extensive system of laws and regulations that are intended primarily for the protection of commercial customers.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 20 – Operating Segments (Continued)

The following table present summary financial information for the reportable segments (in thousands):

	As of or for the Year Ended December 31,					
	2022			**2021**		
	Quaint Oak Bank(1)	**Oakmont Capital Holdings, LLC**	**Consolidated**	**Quaint Oak Bank(1)**	**Oakmont Capital Holdings, LLC**	**Consolidated**
Net Interest Income (Loss)	$24,114	$(425)	$23,689	$19,072	$1,548	$20,620
Provision for Loan Losses	2,475	-	2,475	2,201	-	2,201
Net Interest Income (Loss) after Provision for Loan Losses	21,639	(425)	21,214	16,871	1,548	18,419
Non-Interest Income						
Mortgage banking, equipment lending and title abstract fees	757	2,346	3,103	1,410	1,089	2,499
Real estate sales commissions, net	298	-	298	170	-	170
Insurance commissions	593	-	593	509	-	509
Other fees and services charges	330	320	650	199	56	255
Net loan servicing income	13	1,855	1,868	149	-	149
Income from bank-owned life insurance	89	-	89	83	-	83
Net gain on loans held for sale	3,270	9,230	12,500	3,484	3,397	6,881
Gain on the sale of SBA loans	310	-	310	1,147	-	1,147
Loss on sale of investment securities available for sale	-	-	-	362	-	362
Loss on sales and write-downs of other real estate owned	-	-	-	(73)	-	(73)
Total Non-Interest Income	5,660	13,751	19,411	7,440	4,542	11,982
Non-Interest Expense						
Salaries and employee benefits	13,828	6,309	20,137	11,181	4,357	15,538
Directors' fees and expenses	286	-	286	252	-	252
Occupancy and equipment	1,274	630	1,904	1,237	384	1,621
Data processing	690	-	690	901	-	901
Professional fees	668	80	748	511	148	659
FDIC deposit insurance assessment	658	-	658	331	-	331
Advertising	186	382	568	161	190	351
Amortization of other intangible	49	-	49	49	-	49
Other	1,291	929	2,220	1,226	159	1,385
Total Non-Interest Expense	18,930	8,330	27,260	15,849	5,238	21,087
Pretax Segment Profit	$8,369	$4,996	$13,365	$8,462	$852	$9,314
Net Income Attributable to Noncontrolling Interest	$2,448	$-	$2,448	$418	$-	$418
Segment Assets	$757,688	$34,662	$792,350	$537,276	$16,839	$554,115

_____

(1)   Includes Quaint Oak Bancorp, Inc. and the Bank's subsidiaries, Quaint Oak Mortgage, Quaint Oak Real Estate, Quaint Oak Abstract, Quaint Oak Insurance Agency, QOB Properties, and Oakmont Commercial.

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21– Quaint Oak Bancorp, Inc. (Parent Company Only)

Condensed financial statements of Quaint Oak Bancorp, Inc. are as follows (in thousands):

Balance Sheets

	December 31,	
	2022	**2021**
Assets		
Cash and cash equivalents	**$ 284**	$ 676
Investment in Quaint Oak Bank	**50,966**	40,556
Premises and equipment, net	**1,432**	1,474
Other assets	**77**	16
Total Assets	**$52,759**	$42,722
Liabilities and Stockholders' Equity		
Subordinated debt	**$ 7,966**	$ 7,933
Stockholders' equity	**44,793**	34,789
Total Liabilities and Stockholders' Equity	**$52,759**	$42,722

Statements of Income

	For the Year Ended December 31,	
	2022	**2021**
Income		
Dividends from subsidiary	**$ -**	$ 1,000
Interest income	**-**	-
Rental income	**365**	314
Total Income	**365**	1,314
Expenses		
Occupancy and equipment expense	**122**	110
Interest on subordinated debt	**520**	520
Other expenses	**158**	156
Total Expenses	**800**	786
Net Income Before Income Taxes	**(435)**	528
Equity in Undistributed Net Income of Subsidiary	**8,207**	5,777
Income (Loss) Tax Benefit	**91**	99
Net Income	**$7,863**	$6,404
Comprehensive Income	**$7,816**	$6,309

Quaint Oak Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

Note 21 – Quaint Oak Bancorp, Inc. (Parent Company Only) (Continued)

Statements of Cash Flows

| | For the Year Ended December 31, | |
	2022	2021
Operating Activities		
Net income	**$7,863**	$6,404
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Undistributed net income in subsidiary	**(8,207)**	(5,777)
Depreciation expense	**53**	54
Amortization of subordinated debt issuance costs	**34**	34
Stock-based compensation expense	**511**	324
(Increase) decrease in other assets	**(62)**	-
Net cash provided by operating activities	**192**	1,039
Investing Activities		
Purchase of property and equipment	**(12)**	(15)
Net cash used in investing activities	**(12)**	(15)
Financing Activities		
Dividends paid	**(1,018)**	(839)
Proceeds from the reissuance of treasury stock for capital raise	**2,383**	-
Additional Paid-in Capital	**(2,250)**	-
Purchase of treasury stock	**(49)**	(25)
Proceeds from the reissuance of treasury stock for 401(k) Plan	**100**	96
Proceeds from the exercise of stock options	**262**	87
Net cash used in financing activities	**(572)**	(681)
Net Increase (Decrease) in Cash and Cash Equivalents	**(392)**	343
Cash and Cash Equivalents-Beginning of Year	**676**	333
Cash and Cash Equivalents-End of Year	**$ 284**	$ 676

Note 22 – Subsequent Event

On March 2, 2023, the Company announced the completion of a private offering of $12.0 million in aggregate principal amount of fixed rate subordinated notes due March 15, 2025 (the "Notes") to certain qualified institutional buyers. On March 16, 2023, the Company completed an additional $2.0 million in aggregate private offering of subordinated debt to accredited investors under the same terms. The Company intends to use the net proceeds of the offerings for general corporate purposes.

The Notes bear interest at a fixed annual rate of 8.50%, payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2023. The Notes' maturity date is March 15, 2025. The Company is entitled to redeem the Notes, in whole or in part, on or after March 15, 2024, and to redeem the Notes at any time in whole upon certain other events, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date.

General Information

SEC Filings

Quaint Oak Bancorp, Inc. files required reports with the Securities and Exchange Commission. Copies of these reports can be accessed on the Investor Relations page of the Company's website www.quaintoak.com/investors or upon written request to:

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499

Corporate Headquarters

Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(215) 364-4059

Shareholder Services - Transfer Agent/Registrar

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Quaint Oak Bancorp, Inc.'s transfer agent, Computershare, Inc.:

Computershare, Inc.
211 Quality Circle, Suite 210
College Station, TX 77845
(800) 368-5948
www.computershare.com

Stock Market & Trading Symbol

The common stock of Quaint Oak Bancorp, Inc. is traded on the OTCQB Market under the symbol QNTO.

Analyst Information

Those seeking additional financial information should contact:

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer
(215) 364-4059

Website

Please visit www.quaintoak.com for information on products, services and community service.

Investor Relations Contact

Shareholders, investors and analysts interested in other corporate information about Quaint Oak Bancorp, Inc. may contact:

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc.
501 Knowles Avenue
Southampton, PA 18966
(866) 795-4499
dcolyer@quaintoak.com

Please visit www.quaintoak.com/investors for press releases, filings and other financial information.

Boards of Directors of Quaint Oak Bancorp & Quaint Oak Bank

Robert T. Strong
President &
Chief Executive Officer

Robert J. Phillips
Chairman of the Board
Currently Retired

George M. Ager, Jr.
Currently Retired

John J. Augustine, CPA
Executive Vice President &
Chief Financial Officer

James J. Clarke, Ph.D.
Clarke Consulting, Principal
Villanova, PA

Andrew E. DiPiero, Jr., Esq.
Baratta Law LLC
Huntingdon Valley, PA

Kenneth R. Gant, MBA
Currently Retired

Susan M. Vettori
Currently Retired

Directors of Quaint Oak Bank Only

Ray S. Greenberg, CFP
Financial Expertise, Owner
Feasterville, PA

Bora Ozkan, Ph.D.
Temple University, Fox School of Business
Associate Professor of Finance &
Academic Director of OMBA & OBBA
Philadelphia, PA

Executive Officers

Diane J. Colyer
Senior Vice President &
Corporate Secretary
Quaint Oak Bancorp, Inc. &
Quaint Oak Bank

William R. Gonzalez
Executive Vice President &
Chief Operating Officer
Quaint Oak Bank

Aimee K. Ott
Executive Vice President
Quaint Oak Bank



Quaint Oak Bank

<u>Main Office:</u>
1 501 Knowles Avenue
Southampton, PA 18966

<u>Regional Offices:</u>
2 1710 Union Boulevard
Allentown, PA 18109

3 117 Spring Garden Street
Philadelphia, PA 19123

MARKET AREA

Northampton County

Lehigh County
2 Allentown

Bucks County 7
Chalfont
4
Southampton
1

Montgomery County

City of Philadelphia
6
5
3

Chester County
8

MINNESOTA
9
★ St. Paul

PENNSYLVANIA

★ Harrisburg

Quaint Oak Bancorp, Inc.

1 501 Knowles Avenue
Southampton, PA 18966

Regional Subsidiary Offices

Quaint Oak Abstract Office

2 1710 Union Boulevard
Allentown, PA 18109

Quaint Oak Insurance Offices

2 1710 Union Boulevard
Allentown, PA 18109

4 New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

Quaint Oak Mortgage Offices

1 501 Knowles Avenue
Southampton, PA 18966

2 1710 Union Boulevard
Allentown, PA 18109

5 100 Spring Garden Street
Philadelphia, PA 19123

6 14500 Bustleton Avenue
Philadelphia, PA 19116

Quaint Oak Real Estate Offices

2 1710 Union Boulevard
Allentown, PA 18109

4 New Britain Village Square
Shopping Center
4275 County Line Road, Suite 14
Chalfont, PA 18914

7 3655 Route 202, Suite 116
Doylestown, PA 18902

Oakmont Capital Services Offices

8 600 Willowbrook Lane, Suite 601
West Chester, PA 19382

9 131 8th Street South, Suite 1
Albany, MN 56307

Oakmont Commercial Office

1 501 Knowles Avenue
Southampton, PA 18966

QNTO